03039417

NOV 26 2003

24-10070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0286 Expires: November 30, 2004 Estimated average burden hours per response...1.00

FORM 1-A @

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECEIVED
NOV 2 6 2003
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Gecko Systems of Georgia, Inc.

dba as GeckoSystems, Inc. (the "Company") is a Corporation incorporated under the laws of the State of Georgia , USA

1640B Highway 212, SW, Conyers, GA 30094-4255
Main: (678) 413-9236; Fax: (678) 413-9247

The registered agent is R. M. Spencer, 6140B 4130B Highway 212, SW, Conyers, GA 30094

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

3577	742860135
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. Significant Parties

(a) Issuer's Directors:

R. Martin Spencer
President and CEO

Business Address:
1445 Old McDonough Highway, SE
Suite I8
Conyers, GA 30094

Residential Address:
1640B Highway 212, SW
Conyers, GA 30094

Elaine Gail Spencer
Secretary/Treasurer

Business Address:
1445 Old McDonough Highway, SE
Suite I8
Conyers, GA 30094

Residential Address:
1640B Highway 212, SW
Conyers, GA 30094

Edmond L. Lamb
Chairman of the Board

Business and Residential Address:
450 South Oxford Avenue, #206
Los Angeles, CA 90020

(b) Issuer's Officers:
same as (a) above.

(c) **General Partners:**
None

(d) **Record owners of 5% or more of any class of the issuer's equity securities:**
R. Martin Spencer and Elaine G. Spencer

(e) **Beneficial owners of 5% or more of any class of the issuer's equity securities:**
None

(f)**Promoters of the Issuer**:
R. Martin Spencer

(g) **Affiliates of the Issuer**:
None

(h) **Counsel to the issuer with respect to the proposed offering:**
John W. Ringo, Attorney at Law

(i) **each underwriter with respect to the proposed offering:**
NA, issuer reserves the right to engage broker- dealers on a best efforts basis

(j) **the underwriter's directors:**
NA

(k) **the underwriter's officers:**
NA

(l) **the underwriter's general partners:**
NA

(m) **counsel to the underwriter:**
NA

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
None are subject.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
N/A

ITEM 3. Affiliate Sales

N/A

These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the 1933 Act and the applicable state securities laws, pursuant to registration or exemption therefrom.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

Shares will be sold in the United States in the following states:

Georgia
Colorado
Florida
Hawaii
Illinois
Louisiana
New York
Wyoming

The Company may offer Shares to residents of jurisdictions other than the United States. The offering of Shares hereunder to residents in jurisdictions other than the United States will be made in compliance with the securities laws of those other jurisdictions. Subscribers in such other jurisdictions will be requested by the Company to provide representations or complete forms other than those contained in or contemplated by the United States Subscription Agreement Questionnaire attached hereto in order to ensure compliance with the applicable securities laws. The Company reserves the right to reject subscriptions from persons resident in jurisdictions outside the United States on the basis that it is impossible or impractical to comply with the securities laws of such jurisdictions.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

None

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

(1) Gecko Systems of Georgia, Inc.

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
25,000		for FAQ on Website	Bruce K. Harlan	10/07/02
2,500	$1,000	-	Rainer Bjorklund	10/07/02
60,000	$24,000	-	Douglas McIntyre	10/07/02
50,000	$20,000	-	Peter Ridley	10/07/02
25,000		for optical encoder work	Brian Chase	10/18/02
15,000	$6,000	-	Barnes Administration Pty, Ltd.	11/11/02
25,000		for optical encoder work	Brian Chase	11/15/02
50,000		for NIH Proposal	John C. Tasse	12/09/02
2,000	$800	-	Lau Bun Hay	12/17/02
8,000	$3,200	-	Bruce Gooley	12/17/02
2,600	$1,040	-	Koo Sze Tsin	12/17/02
5,000		for wait on delivery of robot	Reginald Pamintuan	01/02/03
25,000		for help with optical encoders	Craig C. Brown	01/02/03
875,000		compensation for work done in 2002	R. Martin Spencer	01/02/03
250,000		compensation for work done in 2002	Elaine G. Spencer	01/02/03

[1] Regarding the valuation of GeckoSystems and the determination to sell the stock for the last two years for forty (40) cents per share, management has used the following methodology:

Several competitors such as Friendly Machines, Evolution Robotics, Activimedia, etc. have each had total investments of $10 million or more raised from venture capitalists and private investors and yet have failed to achieve a low cost platform and software capable of automatic self-navigation. Using this factual basis, management believed that the value of GeckoSystems, at minimum, to be forty (40) cents per share implying a company valuation of eight (8) to ten (10) million dollars.

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
50,000		for being on Board of Directors 2002	Edmond L. Lamb	01/02/03
5,000	$2,000	S&H Investor	Khoo Boo Teik	01/02/03
50,000		for GIO work	Ben L. Garcia	01/13/03
25,000		for GIO work	Ben L. Garcia	01/21/03
25,000		for GeckoBrain work	Bonita Suellen Thayer Shrable	01/21/03
25,000		for work on the locomotion system	Craig C. Brown	01/21/03
50,000		help with building of robots	Richard D. Olson	01/21/03
5,000		for procuring materials from the CES show	Scott D. Leapman	02/20/03
25,000		for building bots for demo	Craig C. Brown	03/03/03
25,000		for building bots for demo	Craig C. Brown	03/21/03
25,000		for GIO work	Ben L. Garcia	03/21/03
10,000	$4,000	S&H Investor	Nicholas Harrow	03/21/03
90,000	$36,000	S&H Investor	Konstantinos Dimas	03/21/03
25,000		for work in robotics lab	Craig C. Brown	05/01/03
25,000		for work on GeckoZap	Leroy E. Teske	05/08/03
25,000		for progress on sonar system	Ben L. Garcia	05/08/03
50,000		for C++ GeckoBrain work	Lane C. Mitcham	05/08/03
60,000		for sonar development	Ben L. Garcia	05/21/03
25,000		for miscellaneous firmware development	Ben L. Garcia	05/21/03
20,000		for GIO firmware, revision 9	Ben L. Garcia	05/21/03
20,000		for purchase of miscellaneous test equipment	Ben L. Garcia	05/21/03
25,000		for work in robotics lab	Craig C. Brown	05/21/03
80,000		increase in # of shares; cert #64 was insufficient for amount invested	Michael Klett	06/04/03
50,000		for work on electronic boards for robot	Loke Kok Leong	06/04/03

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
50,000		for IPO work	Christopher Romine	06/04/03
25,000		for GeckoZap work	Leroy E. Teske	06/04/03
25,000		for help with business development	Todd Dombrowski	06/04/03
437,500		compensation for work done first half of year 2003	R. Martin Spencer	06/04/03
125,000		compensation for work done first half of year 2003	Elaine G. Spencer	06/04/03
10,000		for work on sensor array	Ben L. Garcia	06/29/03
25,000		for help with business development	Todd Dombrowski	06/29/03
25,000		for website work	Charlie Pappas	06/29/03
5,000	$2,000	-	Terrence Young	07/24/03
50,000		for work as Director of Software Development	Ben L. Garcia	07/24/03
50,000		for completion of GeckoZap rewrite	Leroy E. Teske	07/24/03
25,000		purchase of various C++ utilities for the GeckoBrain	Chris Trickler	07/24/03
25,000		to include in the business plan	Ben L. Garcia	07/24/03
50,000		bonus for GeckoBrain devel work	Chris Trickler	07/24/03
50,000		for marketing IP	Todd Dombrowski	07/30/03
25,000	$10,000	-	Anibal Agustin Boucugnani	08/12/03
2,500	$1,000	-	Lynda Boucugnani-Whitehead	08/15/03
5,000	$2,000	-	Maria C. Vazquez	08/15/03
5,000	$2,000	-	Christopher R. and Krystine C. Street	08/15/03
4,000	$1,600	-	James M. and Monica E. Lowe	08/29/03
500	$200	-	James A. Lowe	08/29/03
500	$200	-	Alison P. Lowe	08/29/03
12,500	$5,000	-	Anibal Agustin Boucugnani	08/29/03
2,500	$1,000	-	Lynda Boucugnani-Whitehead	08/29/03

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
50,000		for government contact work	Robert Mankivsky	08/29/03
50,000		for website work	Adam Ham	09/05/03
50,000		compensation	Ben L. Garcia	09/13/03
50,000		for website work	Todd Dombrowski	09/13/03
50,000		compensation	David Boucugnani	09/13/03
50,000		for work on GeckoBrain	Chris Trickler	09/13/03
100,000		for corporate work to date	Elaine G. Spencer	09/13/03
250,000		for work as President to date	R. Martin Spencer	09/13/03
25,000		compensation	Craig C. Brown	09/13/03
12,500	$5,000	-	Tara Hill Trust	09/13/03
12,500	$5,000	-	Shaunda Renee Boucugnani	09/13/03
50,000	$20,000	-	Michael Elkins	09/18/03
25,000		for IPO work	Christopher Romine	09/19/03
25,000		for GeckoZap work	Leroy E. Teske	09/19/03

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares issued by the Company were issued in accordance with Section 4(2) of the Securities Act of 1933, asamended. No broker or dealer was involved in the transactions and no discounts or commissions were paid.

All stock sold within the United States and Europe were sold by R. Martin Spencer, President and CEO. The balance of the stock stold internationally was sold by Smith & Henderson, an organization which does not reside in the Unites States, any of its territories or protectorates.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None contemplated

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not used

PART II
OFFERING CIRCULAR

FORM 1-A
REGULATION A OFFERING STATEMENT

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

GECKO SYSTEMS OF GEORGIA, INC.
(DBA GECKOSYSTEMS, INC.)

1640B Highway 212, SW
Conyers, Georgia 30094
(678) 413-9236

Date: ______________

1,920,000 Shares of
Common Stock
$2.50 Per Share

Minimum Investment: 400 Shares

GeckoSystems, Inc, (the "Company"), a Georgia corporation, hereby offers up to 1,920,000 shares of the Company's common stock (the "Shares") at an offering price of $2.50 per Share (the "Offering"). The offering price has been arbitrarily determined solely by the Company. The minimum investment in the Offering is 400 shares ($1,000). The Company reserves the right to sell in a lesser amount. The offering is being made on a "best efforts" basis with a minimum requirement that 160,000 shares of the company's common stock ("shares") be sold prior to the collection of any funds by the Company. All funds received from the subscribers to this Offering will be deposited in a non-interest bearing escrow account. Subscribers will have no right to a return held in the escrow account if the minimum sales are reached. The Offering will begin on the date of this Offering Circular and continue for one (1) year or until all of the Shares offered are sold or such earlier date as the Company may close or terminate the Offering. This Offering will be registered under the securities laws of a limited number of states, and the Shares offered hereby may be sold only in those states - See "Limited State Registrations." Such registrations, however, do not constitute an endorsement or approval by any particular state securities commission nor do they pass upon the accuracy or completeness of this offering circular or any other selling literature.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (1)	Underwriting Discount and Commissions (2)	Proceeds to Issuer (3)
Per Share	$2.50	$0.325	$2.175
Total Minimum	$400,000	$52,000	$348,000
Total Maximum	$4,800,000(3)	$624,000	$4,176,000

(1) The Shares will be offered and sold only by the following executive officers of the Company,:R. Martin Spencer- CEO and President, and Elaine G. Spencer- Corporate Secretary and Treasurer who will receive no compensation for these efforts.

(2) The Company reserves the right to use registered NASD broker/dealers on a best efforts basis, subject to regulatory approval as selling agents and anticipates that a commission not exceeding 10% + 3% non accountable expense allowance will be paid on any such sales. The estimate of commissions related to the offering to brokers amount to $624,000. To the extent that sales are made by broker/dealers the offering proceeds available for working capital and general corporate purposes will be reduced - See "Use of Proceeds." The Company will not pay commissions in connection with sales of Shares by officers or employees of the Company.

(3) Assumes the sale of all the Shares offered in this Offering. Does not include other expenses of the Offering estimated at up to $52,000 for minimum offering and $624,000 for maximum offering resulting in net proceeds to the Company being further reduced by that amount. The Company may sell less than all of the Shares offered.

In connection with this Offering, no person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and, if given or made, such other information or representations should not be relied on as having been authorized by the Company. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy, Shares in any state where the offer and sale of Shares is not lawful. The delivery of this Offering Circular at any time does not imply that the information herein contained is correct as of any time subsequent to the date hereof.

The Company reserves the right to reject orders for the purchase of Shares in whole or in part.

An investment in the Common Stock offered hereby involves a high degree of risk and should only be made by persons who can afford a loss of their entire investment. The offering price is not to be considered a representation that the Common Stock has a market value equal to such offering price or that it could be resold at such price. In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other matters, the risk factors, as well as the other information contained in this Offering Circular. If less than the maximum amount of the Shares, but more than the minimum amount of shares are sold in this Offering, the Company will allocate proceeds as described in "Use of Proceeds."

Approximate date of commencement of proposed sale to the public: After the qualification of the Company's Offering Statement on Form 1-A.

TABLE OF CONTENTS

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary

GeckoSystems, Inc. (GSI) is a developer of mobile robot solutions based in Conyers (Atlanta metro), Georgia, specializing in supplying service robots that autonomously navigate, or patrol, your home, office, or place of business without human assistance.

This offering consists of 1,920,000 shares to be sold in 400 share blocks for $2.50 each for $1,000.00. The total outstanding if all shares are sold will be 27,298,950

To date over $2,500,000 has been invested in GSI. No sales have been realized. Continued operations rely on additional funds being raised.

Risk Factors

The securities offered in this offering involve a high degree of risk and, therefore, should not be purchased by anyone who cannot afford the loss of his or her entire investment. Prospective investors should carefully review and consider the following risks as well as the other information provided in connection with this offering. These risks include those which the Management of the Company believes it must successfully monitor and manage in order for the Company to succeed, and in the course of reviewing these risks, prospective investors should assess Management's ability to successfully perform these monitoring and management functions.

1. **Limited Operating History and Uncertainty of Future Results**. The Company is a development stage company that has generated negligible revenues and has incurred losses since its formation on December 20th, 1999 through June 30, 2003 aggregating approximately $2,553,731. The Company has a limited operating history upon which an evaluation of the Company's prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of a new product in an emerging market in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of a new product based upon innovative technology. The Company has developed, manufactured, and sold its mobile service robots on a limited basis. There can be no assurance that the Company will be able to implement successfully its manufacturing and marketing strategies, generate revenues, or ever achieve profitable operations.

2. **Significant Capital Requirements; Dependence on Proceeds of the Equity Financing; Projected Need for Additional Financing.** Implementing the business plan will require significant amounts of capital. The Company's capital requirements are expected to be ongoing and significant. The Company has insufficient funds on hand to fund its activities for the next twelve months. Currently the Company has $3,369 on hand. The Company anticipates, based on management's financial budget and assumptions relating to its operations (including assumptions regarding the development, manufacturing and marketing of its products and that the maximum offering proceeds of $4,800,000 are raised), that the net proceeds from this offering should be sufficient to satisfy the Company's contemplated cash requirements for at least the next twelve months. In the event the Company's plans change, its assumptions change or prove inaccurate, or if the proceeds of this offering are less than the maximum, or other capital resources and projected cash flow prove to be insufficient to fund operations, the Company could find it necessary to seek additional financing sooner than currently

anticipated. The Company has no arrangements for any additional financing and there is no assurance that it could successfully obtain additional financing. Because the Company is in its early stages of market development, it is quite possible that its anticipated milestones will not be timely met, and its budget may incur substantial cost overruns and delays. Furthermore, the Company's budget does not provide for any unanticipated growth or strategic acquisitions which, although not contemplated, would likely require substantial additional funds should they arise.

3. **Uncertain Market Acceptance of the Company's Product**. The Company's mobile service robots have not been commercially available in any quantity within the industry. Even if the results of the existing and planned pilot projects for the product are entirely satisfactory, there can be no assurances that the Company's products will be perceived as viable with sufficiently broad application to result in its widespread use, or that any significant market for the products will ultimately be achieved. There can be no assurance that the products will ultimately prove effective or attractive enough to ever produce significant revenues or profits for the Company.

4. **Uncertainty of Production Costs.** Even if the PC-linked personal mobile robot can be adequately and timely manufactured, there can be no assurance that the cost of commercial production of the product can be kept sufficiently low to make the product economically viable or competitive. It is expected to be a continuous challenge to management to keep the costs of production of the product sufficiently low to allow it to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for the Company. Any inability to successfully produce the product at a commercially competitive cost, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company, possibly even leading to its ultimate failure.

5. **Offering Price of Shares Is Arbitrary.** This offering price of the Shares has been determined arbitrarily by the Company and does not necessarily bear any relationship to the assets, book value or potential earnings of the Company or any other recognized criteria of value. There can be no assurance that the Company's subsequent sales or earnings, if any, will justify this offering price or implied value.

6. **Competition**. The retail market that the Company plans to enter is a relatively new and emerging market with a number of competitors and potential competitors. The Company is aware of certain entities that have developed or are developing products that are technologically advanced and may be competitive with the Company's products. These competitors generally have greater research, marketing and financial resources than does the Company. The Company expects that the number of similar products competing with its product may increase as such products become more widely recognized and available. In the event that a competitor's products receives market recognition and approval before the Company's products, such competitor will likely have a competitive advantage over the Company in selling its products into the market. Further, there can be no assurance that the Company will ever be able to compete successfully in its potential market even if a competitor does not gain an advantage over the Company.

7. **Lack of Product Liability Insurance.**. The Company expects that it may be subject to product liability claims. The Company does not have product liability insurance coverage, and there can be no assurance that an adequate amount of insurance coverage will be available to the Company at reasonable rates, or indeed at all, when the Company commences commercial production of its product. Accordingly, the Company will continue to be subject to various types and degrees of product liability risks for the indefinite future. Should the Company be subject to a major product liability claim without adequate insurance coverage, the Company's financial condition would be adversely affected, perhaps significantly so.

8. **Broad Discretion in Application of Proceeds**. The net proceeds to be raised from this financing are expected to be used to fund the further development and manufacture of the Company's products. Because the Company is in the developmental stage, and because all of the Shares in this offering may not be sold, the costs and budget for these items are subject to change. Accordingly, the Company's management will have broad discretion in the application of proceeds, and investors cannot be sure at the time of their investment exactly how the proceeds will ultimately be applied. Further, because of the myriad of unforeseen and unforeseeable events that can occur during the development stage of a company, it is possible that a significant amount of the proceeds in this offering may have to be used in a manner and for priorities not specifically contemplated by the accompanying disclosure materials.

9. **Control by Management**. If all of the Shares in this offering are sold, current shareholders will own approximately 25,378,950 (93.92%) of the 27,298,950 shares of Common Stock then to be issued and outstanding. Individual purchasers of the Shares offered hereby will be minority stockholders of the Company, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders will likely be able to elect all of the directors of the Company and otherwise direct the affairs of the Company. In this regard, there is no cumulative voting in the election of the Company's directors. Prior to this offering, the existing management owns a total of 19,385,080 shares or 76.42% of the currently issued and outstanding shares of the Company's Common Stock, and after this offering this will constitute 71.04% of such shares.

10. **Technological Changes and Protection of Technology**. The Company's products are subject to risks associated with technological change in an area targeted by large companies in a major industry for new products. There can be no assurance that the Company's competitors will not succeed in developing and patenting products that are more effective than any which have been or are being developed by the Company, or improvements to the Company's product (thus impeding further development of the products by the Company). In addition, the technology incorporated in the Company's products is characterized by change, and developing industry standards may result in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete will be dependent on its introducing future products to the market place in a timely manner and on enhancing and improving such products. There can be no assurance that the Company will be able to develop innovative new products to keep pace with technological developments or that its products will not become obsolete.

11. **Dependence on Key Personnel**. The success of the Company will be largely dependent on the personal efforts of its officers, directors and other key personnel. Competition within the industry for qualified employees and consultants is substantial, and the loss of key personnel or the inability to attract and retain additional skilled personnel required for the Company's activities could adversely affect its business. There can be no assurance that the Company will be able to hire or retain such necessary personnel. We do not maintain key-man life insurance on any of our management.

12. **Limitation of Liability of Directors and Officers.** As authorized by applicable corporate law (the "Corporation Statute"), the Company's Articles of Incorporation provide that no Director or Officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of the Company's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services

to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a Director or Officer for breach of duty of a Director or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. This provision does not omit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director(s) or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by the Washington Act as so amended. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions and agreements may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Directors and may discourage litigation against Directors, which is its purpose.

13. **Patents May Not Issue or Patents, Trade Secrets, Non-Disclosure Agreements, and Copyrights May Not Adequately Protect Intellectual Property**. The Company expects to rely in part on patents, trade secrets, non-disclosure agreements and copyrights for protection of the intellectual property rights surrounding its mobile service robots and its peripheral software. There can be no assurance that the crucial claims under any future patent applications will ultimately be granted or that the patents will issue, either domestically or internationally; that all critical aspects of the Company's products will be covered by patents; that its products do not and will not infringe on the patent rights and copyrights of others; or that others will not make use of certain of the Company's technologies. There can be no assurance that future patents and copyrights, if any, would be deemed valid if tested or that the Company would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to it.

14. **Limited Protection Under Confidentiality and Nondisclosure Arrangements.** The Company expects to rely on confidentiality and nondisclosure arrangements with its product-development suppliers, employees, directors, consultants, licensees and other entities engaged in development of its mobile service robots (MSRs) and expects to continue to enter into confidentiality agreements with its employees and suppliers. Nonetheless, there can be no assurance that the Company will be able to obtain confidentiality and nondisclosure agreements from all persons from whom it seeks them; that courts would grant the Company remedies under them that are necessary to protect the Company, or hold that they are enforceable, in critical circumstances; that other companies will not acquire and make use of information which the Company considers to be proprietary; that the Company will then have the resources to enforce these agreements; or that any attempt to enforce them would be successful.

15. **Uncertainty of Internal Budgets and Forward-Looking Information.** Although the Company has prepared its internal budgets and its other forward-looking information, some of which is reflected in the accompanying disclosure materials, in accordance with the best of management's knowledge and belief, there will be differences between the projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. The Company's forward-looking information is based on a number of estimates and assumptions that, though considered reasonable by the Company's management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Company or its management and upon assumptions with respect to future business decisions, which are subject to change.

Accordingly, there can be no assurance that the anticipated results will be realized, and actual results may vary from those projected. If actual results are lower than those anticipated, or if the assumptions used in formulating the projections are not realized, the Company's ability to achieve a reasonable rate of return on its capital stock for its investors in terms of dividends or appreciation in value may be adversely affected.

16. **No Dividends**. Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's future earnings, if any, its capital requirements, financial condition, and other relevant factors. Because the Company is in the development stage and expects to employ all of its resources in the furtherance of its business, it does not intend to declare or pay any dividends, or make other distributions, on its Common Stock for the foreseeable future.

17. **Dilution**. Investors in this offering will experience immediate and substantial dilution. Dilution represents the difference between this offering price and the Company's net tangible book value. The net tangible book value of the Company is the aggregate amount of its tangible assets (total assets less intangible assets and liabilities). The net tangible book value per share represents the Company's net tangible book value, divided by the number of shares of Common Stock outstanding. If the maximum amount of Common Stock in this offering is not sold, dilution will be greater, as the offering expenses, which would not decrease proportionately, will be allocated over a smaller number of shares.

Note: Additional dilution may result from the issuance of additional shares of Common Stock or from the exercise of options or warrants. In this regard, the Company has granted or reserved shares for granting options and warrants to directors, officers, employees, consultants, lenders and investors to purchase an aggregate of 500,000 shares of Common Stock. In the event these persons elect to exercise all or part of these securities, this will have the effect of diluting the ownership interest of existing shareholders and may have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

18. **Lack of Public Market; Liquidity**: There is currently no public market for the Company's Common Stock and there can be no assurance that a public market will develop in the future. As a result, Investors may be unable to dispose of their investment at the time they desire to do so. The Shares offered hereby have been qualified with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated there under and, as such, the Shares purchased in the Offering will be freely tradable under the federal securities laws. However, the Shares have been registered in only a limited number of states and, under the laws of most states, the Shares purchased in this Offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the Offering, the Company will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"). The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities, and as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company plans to distribute current information to broker-dealers to generate adequate interest in making a market in the Company's securities. However, the absence of a firm underwriter, the relatively small size of the Offering and the nature of the Company as a "non-reporting" issuer translates into the possibility that a regular trading market will not develop, or that if developed, it will not be sustained.

19. **Ability to Manage Growth**: The Company expects to see rapid growth and an increase in management and operational responsibilities. To accommodate this growth and to compete effectively and manage future growth, the Company will be required to continue to implement and improve its operational, financial and management information systems and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure to do so could have a material adverse effect on the Company's financial condition and results of operations.

20. **Penny Stock Regulation**: The Commission recently adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's Common Stock becomes subject to the penny stock rules, investors in this Offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling Shares in the Offering will have to do so in compliance with the penny stock rules.

DILUTION

The net tangible book value of the Company as of June 30, 2003, was $46,141 or $0.00182 per share of Common Stock. The net tangible book value of the Company if only a nominal amount (260,000 shares) are sold from this offering would be $585,641 or $0.02284 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities and preferred stock) by the number of outstanding shares of Common Stock.

The net tangible book value of the Company as of June 30, 2003, was $46,141 or $0.00182 per share of Common Stock. The net tangible book value of the Company if the maximum amount of 1,920,000 shares are sold from this offering would be $4,569,641 or $0.16739 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities and preferred stock) by the number of outstanding shares of Common Stock.

The following table illustrates the difference between the price to be paid by new stockholders in the Offering and the net tangible book value per share as of June 30, 2003, as adjusted to give effect to the Offering if the total number of Shares offered are sold.

	As Adjusted(1)	As Adjusted(2)
Public offering price per share	$ 2.50	$ 2.50
Net tangible book value per share before Offering	0.00182	0.00182
Increase per share attributable to new stockholders	0.0123	0.158
As Adjusted net tangible book value per share after Offering	0.0123	0.158
Dilution per share to new stockholders	$<2.49>	$<2.34>
Dilution per share to new stockholders	99.48%	93.68%

(1) Nominal Amount (160,000 shares) sold from this offering. (2) Maximum amount (1,920,000 shares) sold from this offering.

The following table summarizes, as of June 30, 2003, the difference between the existing shareholders and the new investors (at the public offering price of $2.50 per share and assuming 1) nominal sales of 260,000 shares and 2) a maximum of 1,920,000 shares being offered hereby are purchased with respect to the number of shares purchased from the Company, the total consideration paid, and the average price.

	Shares Purchased		Total Consideration		Average Price
1) Nominal Sales	Number	Percent	Amount	Percent	Per Share
Existing stockholders	25,378,950	99.37%	$ 2,527,872	86.34%	$ 0.0996
New stockholders	160,000	.63%	$ 400,000	13.66%	$ 2.50
Total	25,538,950	100.00%	$ 2,927,872	100.00%	$ 0.1239

	Shares Purchased		Total Consideration		Average Price
2) Maximum Sales	Number	Percent	Amount	Percent	Per Share
Existing stockholders	25,378,950	92.97%	$ 2,527,872	34.50%	$ 0.0996
New stockholders	1,920,000	7.03%	$ 4,800,000	65.50%	$ 2.50
Total	27,298,950	100.00%	$ 7,327,872	100.00%	$ 0.2684

PLAN OF DISTRIBUTION

The Company is offering to sell up to 1,920,000 newly issued Shares at a price of $2.50 per share. The Offering will begin on the date of this Offering Circular and continue for one (1) year or until all of the Shares are sold on a first-come, first-served basis, subject to the Company's right to refuse subscriptions in its sole discretion, or such earlier date as the Company may close or terminate the Offering. The minimum investment for the Offering is 400 shares ($1,000).

The Shares will be offered and sold by specified officers of the Company and the Company reserves the right to use registered NASD broker/dealers on a best efforts basis, subject to regulatory approval as selling agents and anticipates that a commission not exceeding 10% and a 3% non- accountable expense allowance will be paid on any such sales - See "Best Efforts Offering." In the event the Company makes arrangements with any underwriters, broker or placement agent subsequent to the date of this Offering

Circular, the Company will file with the Commission a post-qualification amendment to the Offering Statement, of which this Offering Circular is a part, identifying such broker/dealer(s) and providing other required information with respect to the distribution of the Shares by such broker/dealer(s).

The Shares will be offered and sold by officers of the Company primarily through a direct solicitation conducted on the Internet, direct sales calls, direct mail solicitation, email solicitation, outdoor public meetings, broadcast media advertisements, newspaper tombstones and broker/dealers. No broker/dealer is under any obligation to purchase any Shares. The Company intends to contact prospective investors by publicizing the Offering through a posting on the Company's World Wide Web site: www.GeckoSystems.com. Investor indications of interest may be e-mailed to: investors@geckosystems.com. The Company intends to publicize the Offering using whatever means are available to it. Only residents of those states in which the Shares are registered may purchase the Shares offered hereby - See "Limited State Registrations."

All funds paid will be held in escrow pending the sale of 160,000 Shares ($400,000) which is the minimum amount offered. All proceeds will be deposited in escrow with John W. Ringo, Attorney at Law, Marietta, Georgia. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

To subscribe for Shares, each prospective investor must complete, date, execute and deliver to the Company a subscription agreement and must have paid the purchase price of the Shares subscribed for by check payable to: John W. Ringo, Escrow Agent for GeckoSystems, Inc - See "Subscription Agreement" located at the back of the Offering Circular.

The Company reserves the right to reject any subscription in its entirety or to allocate Shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

Within ten business days of its receipt of a subscription agreement accompanied by a check for the purchase price, the Company will send by first-class mail a written confirmation to notify the subscriber of the extent, if any, to which such subscription has been accepted by the Company. Not more than sixty calendar days following the mailing of its written confirmation, a subscriber's common stock certificate will be mailed by first-class mail. Proceeds from this Offering may be used before an investor actually receives the common stock certificate evidencing such investment.

The Company's plan for providing liquidity to its stockholders is by developing a public market for its Common Stock. Upon completion of this offering, management intends to comply with all appropriate SEC rules and regulations such that the Company can be listed as an Over the Counter Bulletin Board firm. However, there can be no assurance that the Company will sell the minimum required to break escrow or will ever achieve listing on any stock exchange. Prior to the Offering, there has been no public trading market for the Common Stock. Therefore, investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time - See "Risk Factors - Stock Exchange Listing(s)."

USE OF PROCEEDS

The Company has discretion to allocate the working capital portion of the proceeds of this Offering. There may be demand for the Company's services and other factors over which the Company has no control. Therefore, based on the judgment of management the amounts spent on development, acquisition and promotion could vary.

Use of Proceeds: (Minimum $400,000 Raised)

	Year 1
Cash received from operations	
Revenues collected	$ -
Interest income	-
Total operating cash receipts	-
Cash disbursements for operations	
Operating expenses	96,000
Equipment and furniture	45,500
Salaries and wages	129,000
Direct labor wages	44,000
Total operating cash disbursements	314,500
Operating cash surplus (deficit)	(314,500)
Less	
Security deposits	5,000
Cash, beginning of period	-
Cash, before additional funding	(319,500)
Additional funding	
Net proceeds from issuance of common stock	340,000
Cash, end of period	$ 20,500

Use of Proceeds: $2,400,000 (50% Raised)

	Year 1	Year 2
Additional Cash Received		
Common stock sold	$ 2,000,000	$ -
Additional Operating Cash Disbursed		
Stock sales expenses	300,000	-
Advertising and marketing	350,000	175,000
Patents	300,000	200,000
Equipment	125,000	100,000
Work in process and finished goods inventories	150,000	100,000
Total additional operating cash disbursements	(1,225,000)	(575,000)
Additional Funding		
New equity	2,000,000	-
Ending Cash Balance	$ 775,000	$ 200,000

Use of Proceeds: $3,600,000 (75% Raised)

	Year 1	Year 2
Additional Cash Received		
Common stock sold	$ 3,200,000	$ -
Additional Operating Cash Disbursed		
Stock sales expenses	480,000	-
Advertising and marketing	800,000	350,000
Patents	300,000	200,000
Equipment	125,000	100,000
Work in process and finished goods inventories	300,000	350,000
Total additional operating cash disbursements	(2,005,000)	(1,000,000)
Additional Funding		
New equity	3,200,000	-
Ending Cash Balance	$ 1,195,000	$ 195,000

Use of Proceeds: $4,800,000 (100% Raised)

	Year 1	Year 2
Additional Cash Received		
Common stock sold	$ 4,400,000	$ -
Additional Operating Cash Disbursed		
Stock sales expenses	660,000	-
Advertising and marketing	1,100,000	600,000
Patents	300,000	200,000
Equipment	150,000	100,000
Work in process and finished goods inventories	650,000	425,000
Total additional operating cash disbursements	(2,860,000)	(1,325,000)
Additional Funding		
New equity	4,400,000	-
Ending Cash Balance	$ 1,540,000	$ 215,000

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount as of: June 30, 2003	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$ 20,000	$ -	$ -
Long-term debt (average interest rate: NA)	-	-	-
Total debt	$ 20,000	$ -	$ -
Stockholders' equity (deficit):	$ 46,141		
Preferred stock — par or stated value (by class of preferred in order of preferences)	NA	NA	NA
Common stock — no par or stated value	$ 2,527,872	$ 2,527,872	$ 2,527,872
Additional paid in capital	$ -	$ 650,000	$ 4,800,000
Retained earnings (accumulated deficit)	$ (2,481,731)	$(2,481,731)	$(2,481,731)
Total stockholders' equity (deficit)	$ 46,141	$ 696,141	$ 4,846,141
Total Capitalization	$ 46,141	$ 696,141	$ 4,846,141

DESCRIPTION OF BUSINESS

The Company was incorporated in Georgia on December 20, 1999, for the purpose of developing low cost mobile service robots appropriate for personal, business and government use. At present there are six full time and two part time employees.

(1) Business Development

Business development during the last 3 years has consisted primarily in the research and development of this low cost, high volume manufacturable mobile service robot and the artificial intelligence software sufficient for automatic self navigation, patrolling and errand running.

There has been no bankruptcy, receivership or similar proceedings against the Company. Additionally, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets.

(2) Principle Products

The Company recognizes a number of target markets and has developed, or is in the process of developing, mobile platforms appropriate for the following markets. They are:

- Consumer (family care and home security)
- Business (healthcare, commercial vacuuming, and security)
- Government (Law Enforcement/Homeland Security)

Below is a brief description of these products and their applications:

The CareBot™

Family Care

The CareBot MSR is a man- rated servant class mobile robot capable of automatic self-navigation. It can provide caregivers romote surveillence and monitoring capabilities by way of Internet webcam (video conferencing) technology. It has a battery life of 15 to 25 hours, without recharging. It may carry payloads up to an additional 100 pounds. It may provide a cost effective alternative to babysitters, nursing homes, assisted living and other environments where loved ones need "looking in on."

Home Security

The CareBot MSR can be equipped with sensitive microphones, body heat IR detectors, and sonar equipment that can be set to detect the presence of an intruder. The robot can station itself on patrol, near potential entry points and listen for the sounds of breaking glass, locks being picked, or doors being broken.

The CareBot's RF (WiFi) link to the base personal computer allows a wide variety of powerful responses to any attempted break-in. The robot can sound a loud alarm or even give a spoken warning to a potential thief. If the base PC is equipped with a modem, the police can be called automatically. The owner of the home can also be paged. If this CareBot is equipped with an optional digital video camera, it may also record the break-in on the computer giving the police evidence of the crime in progress as well as images of the thief.

The DocBot™

TeleMedicine

The Company's MSRs augmented for telemedicine allows health care professionals to remotely consult with patients and health care providers thereby giving vital, cost effective, confidential medical services at virtually any location, rural or urban, national or international.

Using high quality cameras and data transfer, medical data, radiological images, sounds and patient records can be transferred from one site to another, thereby permitting physicians to consult with colleagues and others.

Applications:

- Patient consultation, remote diagnosis and patient care
- Interactive distance learning medical programs
- Patient education seminars
- Administrative medical support with access to on-line records
- Home health care
- Enhance health care for patients in rural or remote locations

The SuperVacBot™

The Company is currently developing a MSR to facilitate entry into the automated vacuuming market for home and businesses. The primary benefit, especially for the commercial market, is the reduction of labor costs.

SuperVacBot MSR (Base unit specifications):

- High power, commercial quality vacuum cleaner
- Automatic vacuuming

- Sufficient intelligence on board to detect low voltage and return to charger
- Failsafe if controlling system goes down
- Touch & distance sensors
  (sufficient to not vacuum dogs, cats, children, etc.)

The SecurityBot[tm]

Autonomous Mobile Surveillance

The Company's SecurityBot MSR platform will be able to perform with a high degree of reliability and accuracy the following tasks:

- Customs inspections and detection of illegal/suspicious materials and containers. The Company's SecurityBot can be fitted with technologically advanced single and multiple sensor atmospheric monitors[1], smoke detectors, and sampling pumps [2]suited for use in the detection, identification and response to chemicals and vapors associated with weapons of mass destruction, chemical warfare agents, and toxic industrial chemicals.
- Battlefield Applications - remote reconnaissance
- Walking patrol or beat with a programmed or freeform patrol path

Airport Security & Surveillance will be able to utilize the mobility of the SecurityBot to help patrol concourses including assisting with passenger screening and identification

(a) Distribution of Products

Vertical markets[3] such as commercial security and cleaning will be sold directly to Fortune 1000 customers. Prospects will be gained by media advertising, qualified and sold by GeckoSystems employees and representatives.

(b) Manufacturing of Products

Due to the existence of the PC industry manufacturing infrastructure, GSI will be able to out source all manufacturing. Highly qualified (ISO 9001) contract manufacturers have been identified and are interested in our production requirements.

(3) Effects of Government Regulations

At this time no government approval that management is aware of is needed

(4) Amount Spent on Research and Development

In accordance with GAAP (see audited two year financials), Research and development activities cost $197,855 for last fiscal year and $549,235 the year prior.

[1] cutting edge, multi-purpose portable detectors used for sampling the air to search for chemical traces (for example, hydrocarbon molecules indicating the presence of flammable fuels)
[2] an air pump which take in a pre-determined volume of air
[3] a user/product/service specific marketplace

DESCRIPTION OF PROPERTY

The Company Headquarters is located in the home office of Martin Spencer at 1640B Highway 212, SW, Conyers, GA 30094.

The Company Research and Development facility is located at 1445 Old McDonough Highway, SE, Suite I8, Conyers, GA 30094. This is a leased 1200 sq. foot office space with monthly rent of $801.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular the Company employed a total of eight employees. Of such employees, six are full-time and two are part-time, including five in research and development, two in marketing and sales and one in administration. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties. None of our employees are represented by a union or covered by collective bargaining agreements. We believe that our relations with our employees are good. We have entered into employment agreements with our Key Employees.

COMPANY MANAGEMENT

Company Organization


Edmond L. Lamb
Chairman of the Board
R. Martin Spencer
President, CEO
Elaine Spencer
Corporate Secretary/Treasurer & Acting Purchasing Manager
Todd Dombrowski
Acting National Sales Manager
Todd Dombrowski
Director of Marketing
Ben Garcia
Director of Hardware Development
Ben Garcia
Acting Director of Software Development
Ben Garcia
Acting Director of Manufacturing
James Henson
Webmaster
Craig Brown
Robot Laboratory Manager
Kokleong Loke
EE Roboticist
Chris Trickler
Software Roboticist
David Boucugnani
A.I. Roboticist
Leroy Teske
Visual Basic Roboticist
Dick Olson
Software Roboticist
Leroy Teske
Acting Manager Quality Control

The following are brief biographies of the directors and management team of the Company:

Edmond L. Lamb, 82, Chairman of the Board

Mr. Lamb joined GeckoSystems in December, 1999 bringing more than 40 years of work experience. Mr. Lamb's expertise spans the commercial aviation, media & broadcasting, transportation & logistics, and retail industries throughout U.S., Asia, and Europe, with an emphasis on the Pacific Rim area.

.From January 1983 to 2002, Mr. Lamb served as President & CEO of Oriental Products, Inc., a children's clothing apparel import/export company

Mr. Lamb has also served as an Advisory Board Member to American Chinese Television, Inc., Yih-Dah U.S.A., Inc., and J&H International Development, Inc., during 1983 to 2002. Under Mr. Lamb's direction, J&H International Development successfully completed their clinical trials and FDA approval for cancer research.

Mr. Lamb is a decorated veteran of the United States Army Air Corps, serving in WWII, Korea, and Vietnam.

R. Martin Spencer, BS, MBA, 55, CEO, President & Director

Mr. Spencer has extensive experience in sales, marketing, finance, and business development in areas of industrial robotics and consumer electronics. It was during his time as President of Spencer and Associates, a consulting firm for business development, the idea spawned for what is now GeckoSystems, Inc. Drawing from his past work experience, Mr. Spencer was able to create and develop this mobile service robot company. Mr. Spencer has a B.S. in Mathematics with minors in Marketing and Physics and an Executive M.B.A. from Georgia State University.

Elaine G. Spencer, BS, 55, Treasurer/Secretary & Director

Ms. Spencer joined GeckoSytems in December, 1999 bringing 30 years of Business Administration expertise. Ms. Spencer is responsible for managing the daily operations of the Company. This includes: corporate communications, inventory control, facilities management, and financial transactions.

As Corporate Secretary/Treasurer, Ms. Spencer also records, minutes and notes from all Board of Director and Shareholders' meetings.

Prior to joining GeckoSystems, Ms. Spencer's career was in the academic environment with ten years experience as a senior staff member at California State University, Northridge and Southwestern University, Georgetown, TX. Positions at both universities included supervising students and assisting professors and managers in a multi-cultural environment. Ms. Spencer has a B.S. in Psychology from Georgia State University with a minor in Management.

Ben Garcia, BS, 39, Director of Hardware Development, B.S.E.E.
Acting Director of Software Development, M.C.S.E.

Mr. Garcia joined GeckoSystems, Inc. in September, 2002, bringing over 14 years of knowledge in the engineering, development, support and marketing for the international consumer electronics and automation industries.

Mr. Garcia's broad array of expertise includes: product development including software development, hardware development, firmware, prototyping, testing, debugging, productization and manufacturing.

Prior to joining GeckoSystems senior management team, Mr. Garcia was responsible for research and development for the compact disc and DVD molded products division of DENON Corporation, USA. As Vice President of Engineering, Mr. Garcia directed the company's large R&D initiative utilizing parallel supercomputers, development and testing, process integration and manufacturing of hardware and media.

Mr. Garcia has a BS in Electrical Engineering and holds two U.S. Patents in the field of optical drives and data storage.

Todd Dombrowsi, BS, 39, Director of Marketing

Mr. Dombrowski joined GeckoSystems in May, 2003 bringing over 15 years of industry experience in both technology start-ups and multinational software companies like Lotus Development Corporation and IBM.

Mr. Dombrowski s responsible for the strategic marketing and implementation of GSI's business development effort.
Prior to joining GSI's senior management team, Mr. Dombrowski was the CEO of Acumen Concepts, LLC., a management consulting company located in the Atlanta-metro area.

Employment Policy

All employees will execute an employment agreement, a non- disclosure agreement, a non- compete agreement. They will be paid "Top of Market Range " salaries or wages. They will receive premium benefits and stock options. The stock option plan will be developed and implemented post offering.

The Company has entered into employment agreements with its key management personnel, namely;

- Martin Spencer.
- Elaine Spencer
- Ben Garcia
- Todd Dombrowski

Director Compensation

The Company does not currently compensate its directors for their service on the Board of Directors, however it intends to develop a director compensation program comparable to similar sized enterprises.

Indemnification of Directors and Officers

The Company's Articles of Incorporation and Bylaws provide for indemnification of the directors and officers of the Company for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth certain information concerning the remuneration paid by the Company to each of its officers for services rendered in all capacities during the period January 1, 2003 through June 30, 2003 and accrued compensation through June 30, 2003. An estimate of annualized compensation for the full calendar year of 2004 is also presented.

Name of Individual & Capacities in Which Remuneration was Received	Aggregate Paid Year Ended 2001	Remuneration June 30, 2002- June 30, 2003	Compensation Accrued as of June 30, 2003	Annual Compensation for 2004
R. Martin Spencer President & CEO	$0	$0	$0	$84,000
Elaine Spencer Secretary/Treasurer	$0	$0	$0	$28,000
Total	$0	$0	$0	$112,000

No executive compensation for the above two officers has been accrued or deferred due to the financial inability of the Company to pay these amounts.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of June 30, 2003, with respect to each director and officer, all directors and officers as a group, and any person who is known to the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Owner	Number of Shares Before Offering	Percentage Before Offering	Number of Shares After Offering	Percentage After Offering (1)
Edmond L. Lamb 450 South Oxford Avenue, #206 Los Angeles,CA 90020	751,000	2.96%	751.000	2.64%
R. Martin Spencer 1640 Highway 212, SW, Conyers, GA 30094	14,389,080	56.7%	14,389,080	50.68%
Elaine G. Spencer 1640 Highway 212, SW, Conyers, GA 30094	4,245,000	16.7%	4,245,000	14.94%
As a group	19,385,080	76.42%	19,385,080	71.04%

(1) Assumes all of the Shares offered in this Offering are sold.

Eligibility for Future Sale

All of the 25,378,950 shares of Common Stock currently held by individual investors as of June 30, 2003 were received in a private placement not involving any public offering and, therefore, are deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As such, these shares may not be sold except in compliance with the registration requirements of the Securities Act. Generally, Rule 144 permits resale's of such "restricted securities" without registration provided **(a)** adequate information concerning the issuer is publicly available, **(b)** at least one year has elapsed since the full purchase price was paid for such securities, **(c)** the amount of securities sold within any three month period does not exceed the greater of **(i)** 1% of the then outstanding shares of Common Stock of the Company or **(ii)** the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, and **(d)** the sales are made through "broker's transactions" or other specified manners of sale. A person who holds "restricted securities" for two full years and is not an "affiliate" of the Company may sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been an "affiliate" for the three months preceding such sale.

In addition, Rule 144A, as currently in effect, permits unlimited resale's of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker/dealer that owns and invests $10 million in securities. Rule 144A allows the existing stockholders of the Company to sell their shares of Common Stock to such institutions and registered broker/dealers without regard to any volume or other restrictions.

DESCRIPTION OF CAPITAL STOCK

Company Common Stock

The Company was incorporated under the laws of the State of Georgia. The Company is authorized to issue 50,000,000 shares of Company Common Stock, of which 26,491,450 shares were issued and outstanding. The Company's Board of Directors may at any time, without additional approval of the holders of Company Common Stock, issue additional authorized but previously un-issued shares of Company Common Stock.

Dividends. Holders of the Company's Common Stock are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors from assets legally available therefore, after payment of all dividends on preferred stock, if any is outstanding. The declaration and amount of future dividends will depend on circumstances existing at the time, including the Company's earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as the Company's Board of Directors deems relevant.

Preemptive Rights. The holders of the Company's Common Stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by the Company before such securities are offered to others. The absence of preemptive rights increases the Company's flexibility to issue additional shares of the Company Common Stock in connection with acquisitions, employee benefit plans and for other purposes, without affording the holders of the Company's Common Stock a right to subscribe for their proportionate share of those additional securities. Any further issuance of the Company Common Stock after the Offering may reduce investors' proportionate interest in the Company.

Voting Rights. The holders of the Company's Common Stock are entitled to one vote per share on all matters presented to stockholders. Holders of the Company's Common Stock are **not** entitled to cumulate their votes in the election of directors. Cumulative voting rights entitle stockholders to a number of votes equal to the product of the number of shares held and the number of directors to be elected and allow shareholders to distribute such votes among any number of nominees for director or cast such votes entirely for one director. Cumulative voting rights tend to enhance the voting power of minority shareholders.

Liquidation. Upon liquidation, dissolution or the winding up of the affairs of the Company, holders of Company Common Stock are entitled to receive their pro rata portion of the remaining assets of the Company after the holders of Preferred Stock have been paid in full any sums to which they may be entitled.

Limitations of Transfer of Shares

The Shares offered hereby have been qualified with the Commission pursuant to the Securities Act and Regulation A promulgated thereunder and, as such, the Shares purchased in the Offering will be freely tradable under the federal securities laws. However, the Shares have been registered in only a limited number of states and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

Although a substantial number of shares of the Company's Common Stock sold in this Offering will be freely tradable under the federal securities laws, prior to the Offering there has been no public trading market for the Common Stock. The Company's plan for providing liquidity to its shareholders is to develop a public market for its Common Stock by soliciting securities brokers to become market-makers of the shares. However, to date the Company has not solicited any such securities brokers, however, the Company plans to do so in the near future.

Following the Offering, the Company will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the 1934 Act. The vast majority of all broker/dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker/dealers can make a market in the Company's securities and therefore as they continue making the market the Company must provide these broker/dealers with current information about the Company.

The Company intends to distribute the necessary information to broker/dealers if there appears otherwise to be adequate interest in making a market in the Company's securities. However, in view of the absence of a firm underwriter, the relatively small size of the Offering and the nature of the Company as a "non-reporting" issuer, there is a likelihood that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Prior to the Offering, there has been no public trading market for the Common Stock. Therefore, investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time. The Company's plan for providing liquidity to its stockholders is by developing a public market for its Common Stock and will do so by requesting a listing eligibility review with the Listings Marketing Department(s) of the Pacific Stock Exchange and Vancouver Stock Exchange to trade the Shares once the Company has successfully closed this offering. However, there can be no assurance that the Company will successfully close this offering or will ever achieve listing on any stock exchange.

If in the future the Company exceeds $10 million in assets, given its large number of shareholders, it would have to register as a reporting issuer under Rule 12(g) of the 1934 Act. In such event, the Company is prepared to register as a reporting company and thereafter to comply with the reporting requirements under the 1934 Act.

GLOBAL MARKET TRENDS FOR MOBILE SERVICE ROBOTS

- **The Consumer Market Trends for Mobile Service Robots**

  When Microsoft Corporation was founded 27 years ago, their vision as a start-up was to was to put a PC in every home and on every desk. Since 1980, Microsoft has grown from about 30 employees, to employ over 50,000 people in more than 70 countries today.

  The Company strongly believes that the market opportunities (consumer & commercial) for mobile robots will exceed the "PC revolution" witnessed during the close of the last century. Sony Corporation in Japan has already echoed this belief. According to Toshi T. Doi, of Sony's Digital Creatures Lab "Come the 2010s, each of Japan's 46 million households will have two or three robots"

  The market for health and family care is in a crisis for cost effective assistance for thousands of time stressed and geographically dispersed families. Many are graying baby boomers tending to their aging parents "The suffering of nursing home residents is intolerable," according to Sen. Chuck Grassley, R-Iowa, chairman for the Senate aging committee. The Senator's concern is based on harsh, unpleasant facts. Of the 17,000 nursing homes in this country, one out of five facilities have been cited for abuse of residents in the first three months of this year.

  According to the U.S. Census bureau, in 2002, there were over 17,175,885 people over 65 living by themselves in the U.S. Of this number, 1,445,735 have children between the ages of 45 to 64 that have household incomes over $65,000 annually. Since rural areas will take longer in which to establish distribution, the

1,160,924 people living in metropolitan areas will be in this eldercare marketplace.

. Children concerned with the fragility of their parents and desire to keep them from the demoralization so common in nursing homes is a compelling reason for them to purchase an elder care enabled CareBot™ MSR. Additionally, working parents of all ages seek assistance in caring for their children. The ability to "virtually visit" will allow visitation in a way heretofore impossible. Working mothers and fathers can monitor their children via computer monitors while at work over the Internet.

- **Security Market Trends for Mobile Service Robots**

  Since the terrorist event of September 11, 2001, there has been an increase in concern over security for government and business entities. Management believes market gains will be driven by this heightened security awareness as government agencies, the air travel industry, power plants, office buildings, factories and schools invest heavily in new protective and detective measures.

  According to a report published by the Freedonia Group[1], the U.S. security guard market is a $14 billion industry and projected to grow at a rate of 7% ($1 billion/year) through 2006. Furthermore, six out of ten security buyers stated that they plan to purchase some type of new product or peripheral equipment to integrate with their video surveillance systems.

- **Professional Healthcare Market Trends for Mobile Service Robots**

  A demographic reality will impact health care. Over the next 10 years, the number of elderly age 85 and over will grow 38%. The number of seniors requiring health care support will double. Today there are over 400,000 unfilled nursing positions causing health care providers across the country to close wings or risk negative outcomes - this number is expected to increase to more than 1,000,000 by the end of this decade. [4]

  The Company's DocBot™ MSR solutions would dramatically increase the effectiveness of health care professionals.

  The Company's product will enable a health care professional to "be in two places at once." A health care professional could delegate tasks, deliver medications or monitor customers. Further, the Company's mobile robot's payload capacity enables the mounting of instrumentation to enable the remote health care professional to move, see, hear and talk in another location as though s/he were present.

Please see the Exhibit Section for a survey summary on "World Robotics 2003" conducted by the United Nations Economic Commission for Europe in cooperation with the International Federation of Robotics.

SALES AND MARKETING STRATEGY

The Company's overall strategy is to market its products and technology through strategic relationships with third party solution providers, distributors, and original equipment manufacturers with established distribution channels.

[1] Freedonia Group – Private Security Services Report 2002
[2] InTouch Health, Inc. 2003

Below are some companies management would be interested in establishing partnerships with for these various markets:

- Professional Health Care
  McKesson, EnvaCare, and Pyxis.

- Security for Shopping Malls
  General Growth Properties

- Professional Cleaning
  Vacuum cleaner manufacturers such as Bissell and Eureka

The Company will use the following segments to help initiate the sales and marketing strategy:

- Vertical Focus:
  The Company will initially target two key vertical segments: (1) Law Enforcement and Security and (2) Professional Healthcare. These two vertical segments were determined by market research conducted to date using the Delphi Marketing Research method. This is the polling of knowledgeable industry observers and participants as to their opinion of the need in their market places for our mobile robot solutions.

- Consumer Focus:
  The Company will target those consumers who find high value from the services provided by an affordable service obot . We will be able to get those customers by matching their demographic profile with the demographic profiles available in print, television and online.

LICENSING

Another strategy is to enter licensing agreements with large enterprises and with third party solution providers such as system integrators, distributors, and original equipment manufacturers marketing our technology as an extension to their hardware and/or software applications product lines for sale to end users.

We anticipate our licensing arrangements will include a fee for configuration and installation, as well as continuing license fees that would entitle the customer to receive support, maintenance, and software updates.

Large Enterprises. We intend to license our mobile robot solutions directly to large end user enterprises.

System Integrators/Distributor. We expect the pricing structure of a licensing arrangement with a system integrator/distributor to include an up-front fee for configuration or customization and a continuing license fee based on unit sales.

Original Equipment Manufacturers. We expect the pricing structure of a licensing arrangement with original equipment manufacturers to be based upon the contracted number of units to be produced.

COMPANY TECHNOLOGIES

The Company has developed a low cost, high utility proprietary, enabling technology for service mobile robots. The Company's exclusive, breakthrough software control systems provide consumer priced (approximately $300-400 per month) mobile service robots that possess the level of autonomy heretofore seen only in expensive academic research robots. These are very expensive, exotic "researchbots" typically run under Unix. They require significant --computationally intensive-- processing frequently requiring multiple computers due to the intrinsic inefficiency of traditional approaches.

The Company can readily demonstrate useful levels of autonomy using only 15-20% of a standard PC running at only 400Mhz that matches or and exceed current benchmarks achieved by academic research institutions. The GeckoSystems website has numerous, downloadable videos taken in several public venues demonstrating this capability.

Software is the mobile robots critical, 90%, component. The Company has engineered the software control systems to reside in standard "off the shelf" hardware components in order to maximize profitability yet deliver high utility and flexibility for our customers and business partners.

The following sections will illustrate the primary hardware and software components that enable the building of mobile robot solutions to compete effectively in the marketplace and secure revenue producing contracts and licensing:

Hardware Subsystems

GeckoFrame™

The GeckoFrame is riveted aluminum sheet metal[5] of monoque construction[6] very similar to the way aircraft are built, only simpler and much more cost effective. The frame can easily accommodate an additional 50 to 150 pounds and has space for more add-on electronic circuitry, sensor systems, etc.

The Company has performed numerous technical feasibility studies to satisfy environment constraints required for the operation of a mobile robot. Highlights from this research include:

- Homes and offices are designed for person-wide objects. This is about 18 to 20 inches in diameter.
- The drive wheels need be as large as possible for smooth transport over rugs, carpets, hard floors and the transitions between them.
- Wheel axis must align horizontally with the vertical center of the robot to allow pivoting
- The battery needs to be as large as possible for power capacity and positioned as low as possible for a nearly impossible to tip over low center of gravity.
- The top of the robot's spine must be high enough to mount various sensor systems to allow the robot to view tables, desks, and counter tops.

DC Drive Gearmotors

The Company has redesigned standard DC gearmotors[7] required for the mobile robots' locomotion systems to deliver long life, high torque, efficiency, and compact size.

Even though the unit weighs 60 to 90 pounds (the exact weight depends on the 12vdc battery installed), the locomotion system was designed to transport up to 150 pounds. This provides great flexibility to augment the configuration with additional components or peripherals such as a pan/tilt multiple sensor head[8], 2 articulated arms[9] capable of reaching the floor, or security and medical equipment.

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[5] the process by which metallic plates are joined by using holes with permanent expanding inserts

[6] single-shell, unit-body construction

[7] a direct current motor with a set of internal gears allowing the output shaft to spin either slower or faster than the internal motor shaft

[8] multiple sensors mounted to a platform that can be rotated and tilted to any desired angle within limits

GeckoMotorDriver™

The Company has developed a motor driver board utilizing power field effect transistors [10](FET's) to control current to the motor.

Power Distribution Circuitry

The Company has developed a 12VDC power distribution architecture for power management, safety, and expandability. This includes a 50 ampere auto-resetting circuit breaker[11] between the battery and master power, "system kill" switch.

CompoundedSensorArray™

The Company has developed a unique scanning range finding system[12].Our mobile robots employ a scanning, stepping positioning system capable of going from hard left to hard right.
Seven range finding sensors are rotated back and forth using a high speed DC stepping motor to give the MSR "real-time" vision for seeing the world about them. This system consists of six digital infrared range finding systems[13] (DIRRS) and one high accuracy ultrasonic (sonar) rangefinder[14].

With over 25 discrete stepper positions with seven uniquely oriented digital rangefinders gives the CompoundedSensorArray (CSA) 175 virtual, stepped non-tactile, distance measuring sensors.

Software Systems

Cognizant Navigation – A Fundamental Requirement

Avoiding unexpected obstacles is a fundamental requirement for utility in a mobile robot. Virtually none of the personal consumer robots designed, built, and sold to date have had this basic capability needed in a dynamic environment. Simple room-to-room errand running, security patrolling and other tasks all require this ability. For a mobile robot to be useful and provide beneficial services to humans, the robot must have enough intelligence to find its way, for example, to the back room in spite of unanticipated obstacles.

Cognizant navigation is a non-trivial problem that has a number of facets. There must be enough sensor information of the right kind to not hit large obstacles such as walls, furniture, and people. There must also be enough sensor information to avoid smaller obstacles. Furthermore, the brain structure must be able to react to rapid local changes without losing track of its task. The robot must also have a memory of where it is within the world and be able to repeatedly find locations within that world even if there are unexpected obstacles. This means that there must be enough processing power and RAM to accomplish this while still having enough battery life to stay active for many hours while performing useful tasks like carrying more than a trivial sized load. These important capabilities are the basic, required foundation for useful robots in a human environment.

Cognizant navigation is much more than the simple reactive, bump-turn mobile robot behaviors seen in most toybots. Such a robot may reach the goal, but isn't "aware" that it is attempting to reach that goal and can't recognize it when located.

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[9] electromechanical appendage mounted such that it can be moved in free space under computer control

[10] a transistor that is rated for high current operation

[11] a circuit breaker that resets itself after a fixed amount of time after being tripped

[12] An electromechanical device that gives distance measurements to real-world objects in different directions in succession by using sound. By utilizing high frequency sound bursts and the time it takes for them to travel through the air, the object distance can be measured.

[13] An electromechanical device that gives accurate distance measurements to real-world objects by using infrared light

[14] An electromechanical device that gives accurate distance measurements to real-world objects by using sound. By utilizing high frequency sound bursts and the time it takes for them to travel through the air, the object distance can be measured.

Toybots blindly follow line segment paths like virtual train tracks and may be "aware" that they are trying to reach a goal, but they have problems when reacting to new situations that require deviation from the planned route due to their limited sensors and available CPU power. Typically, these robots cannot sense obstacles until they actually run into them.

Are these robots cognizant? Cognizant means to be aware or have conscious knowledge. The word "aware" implies the robot remembers where it is, where it was, where it is "supposed" to be going, as well as being aware of immediate changes in the environment that may require a response. Humanlike memory management, along with enough sensor information, is the key to resolving this problem. This requires the power of the Personal Computer. Existing PCs have the raw computing power, memory, and data storage needed for robust personal robot cognizant navigation, scheduling of areas to be vacuumed, and much more.

Adapting to a changing environment and adjusting its path dynamically is a behavior that the Company's mobile robots can demonstrate "out-of-the-box" using the virtually unlimited memory and data storage in the standard PC.

<u>GeckoBrain™</u>

The company has developed a real-time artificial intelligence (AI) self-navigation control system called the GeckoBrain. The GeckoBrain is based on Fuzzy Hybrid Architecture[15] which provides the benefits of both control and reaction within a single framework. Fuzzy logic[16] and subsumption architecture [17]are used to enable the fully autonomous AI personality for the PCR to explore and self map its environment.

The GeckoBrain runs on a PC to take full advantage of the high processing power available to today's Pentium class machines. The GeckoBrain architecture is fully expandable through a variety of standard interfaces.

GeckoBrain Capabilities are as follows:

- Self-mapping long-term memory with curiosity for complete definition of areas for mobile robot to operate

- Efficient path planning algorithms such that the GeckoBrain's Auto-pilot/Seek of a user selected endpoint and/or multiple waypoints occur in real time

- Subsumptive software architecture enabling cognizant navigation for unexpected obstacle (static or dynamic) avoidance while "on path" with the ability to resume path following

- Sensor fusion[18] technology. By utililizing multiple sensor systems (like a blind man listening and counting steps while using a cane, uses two senses --tactile and hearing-- to routinely navigate known, and unknown, environments) the GeckoBrain's AI software architecture enables differing, high count sensor systems synergy

- Short term AI memory software such that GeckoSystems' sensor fused, scanning CompoundedSensorArray may be fully utilized. Consequently, total cost for sensor systems cost is dramatically reduced

[15] a proprietary navigation scheme incorporating several artificial intelligence methods such that together they vote on the best solution

[16] a superset of traditional Boolean logic that has been extended to handle the concept of partial truth

[17] a robot control methodology whereby control is achieved by a hierarchy of units organized into layers and where conflicts between competing layers are resolved by position in the hierarc

[18] the process by which multiple sources of sensory information are combined and interpreted

- Emergent behaviors expression (which are not pre-programmed) such as the left/right routine when encountering a dynamic obstacle that moves to the same side that the robot has chosen to use to avoid the now confounding obstacle. The robustness of this emergent behavior is apparent as the robot finally, after several left/right attempts, succeeds in avoiding the dynamic obstacle, and resumes path

GeckoZap™

The Company has developed debugging and testing utility software used for operating the hardware systems of the mobile robot. This application is a user-interface that allows the developer to manually send the robot commands which would normally be sent automatically by the GeckoBrain. The user can test functionality of the robot by sending/retrieving data and commanding the MSR's movements.

COMPETITION

Due to the overwhelming success of the personal computer industry, our introduction of a practical, mobile service robot (MSR) can be expected to be met with significant competition from many quarters within the next one to two years. Much of the hardware technology is readily available off-the-shelf, requiring configuration; however, the software development efforts required for cognizant navigation and/or automatic self-navigation will not be so easily solved as purchasing an off-the-shelf component.

The greatest threat will be from well funded startup companies such as iRobot, Evolution Robotics, and Activmedia, and multinational companies such as Sony, NEC, Hitachi, Honda, and Electrolux.

The Company competitive research illustrates that the immaturity of the emerging domestic service robot industry yields factors favorable to early entrants such as the Company:

- First, the bargaining power of buyers is minimal due to the scarcity of viable alternatives at a particular price point

- Second, the bargaining power of suppliers is also minimal since none own the dominant position for the various hardware subsystems required

- Finally, software is the largest component in the manufacture and deployment of service robots

The difficulty with building a mobile robot that will function reliably in any unstructured and variable environment lies not in the hardware of the mobile robot itself, its motion controller, or its input devices, but rather in the sophistication of its control software.

The Company has several strategic marketing plans in place to thwart the tide of competition anticipated. These include:

- Avoid the consumer "toybot" market currently targeted by large Japanese companies

- Focus on the innovators and early adopters in industry verticals
(i.e. Security & Commercial Maintenance)

- Leverage the Company's software portfolio for OEM bundling and embedding to quickly establish a national distribution channel

Sony Corporation

The Sony Corporation is a world leader in several entertainment industries: Audio (recording equipment to artists to consumer), video (digital cameras and editing to production to distribution to presentation), and now mobile robots are in their entertainment portfolio. As a significant entrant in the personal mobile robot market they appear formidable
In the software industry (recalling software is critical for the mobile robots) they have little or no offerings. So while Sony has an early lead in entertainment mobile robots, they do not have the software development capability, at present, to represent a near- term threat to the Company.

Friendly Machines, Inc.

Friendly Robotics is now sold in only about 40 retail locations nationally, mostly independent hardware stores, thereby limiting the opportunity for potential buyers to see the small robot up close. Friendly Robotics' plans call for introducing a full range of home and yard robotic products, including a leaf collector and vacuum cleaner. Its proprietary software technology, RoboScan, was first developed for use by the Israeli military.

iRobot Corporation

The iRobot-LE is a limited function personal robot that can be controlled through a web browser from anywhere in the world. The iRobot-LE gives its owners on-demand remote eyes and ears into their homes or place of business. The roving tele-presence capability, allows owners to drive (tele-operate) around their home making sure it is secure, say goodnight to kids when away on business, check up on pets, and visit with elderly or house-bound relatives and friends. This can be done from any Web browser. This is known as "webcam" technology as applied to a mobile personal robot. The iRobot LE list price is $4,995. This includes a six wheel platform capable of climbing and descending some stairways, a hinged pan/tilt camera subsystem which can, fully extended, view most table tops. A Pentium class single board computer running Linux, an RF data link, and software for the required host PC make up the balance of the system. The host PC enables the remote web browser control functionality and joystick operation of the robot. Battery life is about 1 hour with a 3 to 6 hour recharge time.

iRobot is the Company's closest and most formidable competitor in the consumer marketplace. Their sales and distribution strategy is Internet centric.

Evolution Robotics

Evolution Robotics, Inc. is a developer of robotic components that markets to OEMs who wish to create mobile robots or embed robotics functionality into new or existing products. The company's key product offering is the Evolution Robotics Software Platform (ERSP™), which is made up of a robotics software architecture, core robotics functionality modules, and application development tools, for vision and navigation.

Evolution's only mobile robot product currently is the ER1, a robotics software and hardware kit that retails for $499 MSRP. The ER1 is primarily an education platform for developer, and hobbyists and educators.

ActivMedia Robotics, LLC

ActivMedia Robotics, LLC, is a manufacturer, systems integrator and productizer (their term) of affordable, useable intelligent mobile robots. The ActivMedia Robotics Group was founded in 1994 as part of an effort with SRI's Artificial Intelligence Center and other robotics professionals to launch a new market-breaking robotic platform that would bring intelligent mobile robotics into the price range of a typical university. The resulting Pioneer platform is now a leading mobile robot in robot contests, research labs and classrooms around the world, thanks in large part to the efforts of the ActivMedia Robotics Group.

Traditionally they have sold high-end research robots to universities and well financed experimenters. Their B-21 model, for example, has a base price of $21,000. Their PeopleBot, which is the closest to the Company's MSRs in size, battery life, and expandability has a base price of $5,995. Recently they added the PatrolBot, which with video camera capability, and tele-operation over the Internet, sells for $39,950.

ActivMedia is the Company's second closest, formidable competitor. They do not seem to have a dealer program or margins sufficient to support one. Their sales and distribution strategy is Internet centric.

RESEARCH AND DEVELOPMENT

Our research and development efforts are conducted at our R&D location in Conyers, Georgia. At this facility we engage in demonstrations and feasibility tests of our products and technology for prospective customers and in customizing or configuring our technology to a customer's specific application or product. We perform certain feasibility testing of potential applications and non-complex adaptation of our technology, as well as provide a liaison between our existing and prospective clients and our research and development team.

Our research and development groups work closely with representatives of prospective customers in order to assure optimal performance of our technology for the customer's specific application or product. We intend to engage in further research efforts to refine and enhance our technology and develop additional software products based on our technology for commercial marketing and distribution.

INVENTORY

Inventory control will be a major area of management attention and will demand close cooperation between marketing and sales, manufacturing, and purchasing. It is unclear which component will represent the greatest cost or have the longest lead-time. Since all are off-the-shelf, no significant issues and/or delays are anticipated.

Motors, gearbox assemblies, drive wheels, sheet aluminum, plastic molding and casting materials are available from many suppliers. The Company will maintain a base minimum inventory equal to one week's production and will request additional shipments to meet excess production demand.

INTELLECTUAL PROPERTIES

As part of our operating procedures, we always, without exception, enter into confidentiality and nondisclosure agreements with each of our employees and consultants and limit access to and distribution of our technology and related documentation and information. Our confidentiality and non-disclosure agreements include provisions with regard to our maintaining ownership of technological developments.

Notwithstanding the precautions we take, third parties may copy or obtain and use information that we regard as proprietary without our authorization or independently develop technologies similar or superior to our technology. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies, in the event a breach or unauthorized use occurs. Policing unauthorized use of our technology is difficult, particularly because the global nature of the electronic communications market makes it difficult to control the final destination or security of software or other data transmissions. Furthermore, the laws of other jurisdictions may afford little or no protection of our intellectual property rights. Our business, financial condition and operating results could be adversely affected if we are unable to protect our intellectual property rights. In those countries where these uncertainties exist, we will, to the degree possible, forbid, preclude and/or prohibit sales and/or relationships into them.

Although we are not aware of any claim made to date, there is a risk that our technology infringes upon the proprietary rights of third parties. In addition, whether or not our technology infringes on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them. If any claims or actions are asserted against us, we may be required to modify our technology or seek licenses for these intellectual property rights. We may not be able to modify our technology or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

MILESTONES

Past Milestones

Achieved to Date:	Year, Quarter
Primary market research	
Markets appropriate	1999
Demographics of potential first customers	1999
MSR generic shape determined	2000
Low cost, high volume manufacturable:	
Frame	2000
Drive system	2000
Sensor systems	
Scanning sonar range finder	2001
CompoundedSensorArray	2003
Long battery life (15-25 hours), fully automatic MSR	2000
Upgradeable, expandable hardware platform	
Automatic, self-navigation MSR software	2000
GeckoBrain	
Automatic path planning MSR software	2000
GeckoBrain	
Automatic environment mapping MSR software	2000
GeckoBrain	
Automatic obstacle avoidance while following path	2000
GeckoBrain	
Hardware platform diagnostic software	2002
GeckoZap	
Automatic static and/or dynamic obstacle avoidance	2003
GeckoBrain	
Ethernet (LAN/WiFi) connectivity work completed	2003
Operational prototype of verbal command and control	2003
GeckoChat	
Redesign of drive motor power supplies	2003
GeckoMotorDriver 2.0	

Near Term Milestones

To Be Achieved to Reach Profitability (upon "breaking escrow")	2004, Quarter
Prepare GeckoBrain 2.0 for beta testing	Q1
Slippage of one quarter will not affect beta testing timeline	
Complete GeckoZap 2.0 beta testing	Q1
Slippage of one quarter will not affect beta testing timeline	
Retain industrial designer to prepare MSR covering for manufacture	Q1
Slippage is unlikely since base design and manufacturing solution are known	
Consolidate control electronics on MSR	Q1
Slippage is unlikely since all issues known	

Near Term Milestones (continued)

To Be Achieved to Reach Profitability (upon "breaking escrow")

	2004, Quarter
Build 25 sets of electronics for MSR's to go into beta testing	Q1-Q2
Slippage past Q2 will push potential profitability into mid 2005	
Identify, solicit suitable beta test sites	Q1-Q2
Slippage is unlikely since several beta testers have already committed	
Place in beta test:	Q2-Q3
Slippage past Q3 will push potential profitability into mid 2005	
3-4 SecurityBot MSR's with potential high volume customers	
3-4 SuperVacBot MSR's with potential high volume customers	
3-4 CareBot MSR's to garner testimonials	
Retain public relations firm	Q2-Q3
To publicize value, utility of GSI's MSR's	
Achieve gross sales of $500,000 by the fourth quarter of 2004	Q3-Q4
Sell 20 SecurityBots for $25,000 each, or	
Sell 30 SuperVacBots for $17,000 each, or	
Sell 60 CareBots for $8,000 each, or	
Any combination of the foregoing MSR products to achieve gross sales of $500,000 in one or two quarters	
Slippage past Q4 will push potential profitability into early to mid 2005	

Note: Slippage in more than 1 milestone will push potential profitability into mid to late 2005

Future Milestones

To Be Achieved to Accelerate Growth

	Year, Quarter
Development of GeckoArms for MSR's	2004
Complete development of GeckoChat	2004, Q1
Complete development of GeckoMedula	2004, Q1
Complete development of GeckoCerebellum	2004, Q1
Development of GeckoVision for MSR's	2004, 5
Linux support of MSR software	2005
Video conferencing on MSR	2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following data and discussions provides an analysis of the results or operations, liquidity and capital resources of the Company and should be read in conjunction with the Financial Statements of the Company and the notes thereto included elsewhere in this offering circular.

Liquidity and Capital Resources

Assuming the sale of the maximum number of shares provided for herein, the Company believes, although there can be no assurances, that the proceeds of the offering together with revenues from operations will be sufficient to meet the Company's capital requirements for the next 12 months following completion of this offering. Future cash flows are subject to a number of uncertainties, therefore, there can be no assurances that the Companies resources will continue to be sufficient to fund the Company's cash requirements.

In the event that substantially less than the maximum number of Shares as provided in this Offering is sold, the Company may be unable to meet its growth projections or remain a viable commercial enterprise. As noted in Risk Factor 2, since the Company does not have sufficient funds on hand to fund its activities for the next twelve months, the following budget has been prepared:

Cash Budget
If No Funds Raised

Cash received from operations	
Revenues collected	$ -
Interest income	-
Total operating cash receipts	-
Cash disbursements for operations	
Operating expenses	21,072
Equipment and furniture	-
Salaries and wages	-
Direct labor wages	-
Total operating cash disbursements	21,072
Operating cash surplus (deficit)	(21,072)
Less	
Security deposits	-
Cash, beginning of period	-
Cash, before additional funding	(21,072)
Additional funding	
Net proceeds from home equity loan	24,000
Cash, end of period	$ 2,928

Operating expenses, monthly detail	
Lease (includes water, sewage, etc.)	$ 801
Gas	100
Electricity	150
Internet access	80
Telephone, local	100
Telephone, long distance	75
Telephone, mobile	50
Website hosting	100
Miscellaneous (meals, etc.)	300
	$ 1,756

Transfer Agent, Registrar and Annual Report

- The Company intends to act as its own transfer agent for the Company's common stock, until such time as it can identify and contract with a suitable transfer agent.

- The Company intends to act as its own registrar for the Company's common stock, until such time as it can identify and contract with a suitable registrar.

- The Company will provide an Annual Report to the shareholders beginning with the period ended June 30, 2004

Legal Matters

The validity of the issuance of the securities offered herein has been passed upon for the Company by Mr. John Ringo, Esq., Attorney at law, 241 Lamplighter Lane, Marietta, GA 30067.

Experts

The financial statements of the Company included in this Offering Circular have been audited by Moore Kirkland & Beauston, independent auditors, for the period indicated in their reports thereon which appears elsewhere herein and have been relied on their reports, given on their authority as experts in accounting and auditing.

Litigation

The Company is not presently a party to any litigation. Management has no knowledge of any pending claims, actions, proceedings or other litigation threatened against the Company which may have a material adverse effect on the operations or financial condition of the Company.

Exit Strategy

The Company is targeting a large emerging opportunity in the field of mobile service robots. As such, the Company has the opportunity to quickly become a major brand. However, the Company will also be viewed in the near-term as an attractive acquisition candidate to a variety of other businesses – consumer electronics companies, defense industry contractors, and competing robot manufacturers – who perceive significant strategic value in the Company's intellectual property and business model.

To maximize shareholder value and mitigate investment risk, the company plans to expand its market value through targeted acquisitions. This strategy is realistic due to the Company's ability to easily port its software control systems into third party products and services seeking enhancement. No potential acquisition targets have been identified, nor any discussions occurred to date.

Additional Information

The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934 and is not required to deliver an annual report to security holders. At this time, the Company does not anticipate voluntarily delivering such reports to its shareholders.

The Company has filed an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission (the "Commission") pursuant to Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended. The Offering Statement, of which this Offering Circular forms a part, contains certain information not contained herein and certain documents referred to herein, and reference is hereby made to the Offering Statement and exhibits thereto for further information with respect to the Company and the Shares. Copies of all or part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549, upon payment of the prescribed fees.

In addition, the Offering Statement has been filed with the state securities administrators or commissioners of the various states in which registration or qualification of the Shares is sought - See "Limited State Registrations." Copies of the Offering Statement should be available from the offices of such commissioners.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

THE BALANCE OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

GECKO SYSTEMS OF GEORGIA, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AS OF JUNE 30, 2003
AND FOR THE
TWO YEARS ENDED JUNE 30, 2003

GECKO SYSTEMS OF GEORGIA, INC.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

To the Board of Directors
Gecko Systems of Georgia, Inc.
Conyers, Georgia

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Gecko Systems of Georgia, Inc. (a development stage company) as of June 30, 2003, and the related statements of income (loss), changes in stockholders' equity and cash flows for the two years ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gecko Systems of Georgia, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the two years ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has incurred losses during the development stage. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore Kirkland & Beauston L.L.P.

West Columbia, South Carolina
September 19, 2003

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Balance Sheet
As of June 30, 2003

Assets		
Current assets:		
Cash	$	4,636
Supply inventory		43,659
Total current assets		48,295
Equipment and furniture, net		15,922
Other non-current assets		
Employee advances		500
Other		2,902
Total other non-current assets		3,402
Total Assets	$	67,619
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	1,478
Accrued liabilities		20,000
Total current liabilities		21,478
Stockholders' equity		
Common stock (no par value; authorized 50,000,000 shares; outstanding 25,378,950 shares)		2,527,872
Deficit accumulated during the development stage		(2,481,731)
Total stockholders' equity		46,141
Total Liabilities and Stockholders' Equity	$	67,619

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Income (Loss)
For the Two Years Ended
June 30, 2003 And 2002

	Year ended June 30, 2003	Year ended June 30, 2002	Cumulative from December 15, 1999 (inception) to June 30, 2003
Revenues	$ -	$ -	$ 11,828 $
Expenses:			
Selling, general and administrative	586,705	362,115	1,318,522
Research and development	549,235	197,855	1,164,792
Advertising and marketing	751	257	2,622
Depreciation	2,662	1,410	7,623
Total Expenses	1,139,353	561,637	2,493,559
Net Loss	$ (1,139,353)	$ (561,637)	$ (2,481,731)
Per Common Share Data:			
Basic, net loss	$ (0.05)	$ (0.03)	$ (0.11)
Weighted average common shares, basic	23,417,678	18,778,017	23,417,678

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
For the Two Years Ended
June 30, 2003

	Date of Issuance	Common Stock Price per share	Common Stock Shares	Common Stock Amount	Deficit Accumulated December 15, 1999 (inception) to June 30, 2003	Total Stockholders' Equity
Stock issued at inception, 1:10 reverse split to replace predecessor company stock	January 2000		5,477,000	$ 197,172	$	$ 197,172
Stock split 2:1	April 2000		5,477,000			
Common stock issued for:						
Cash	June 2000	0.10	126,100	12,610		12,610
Cash	November 2000	0.10	270,000	27,000		27,000
Compensation	June 2000	0.10	255,000	25,500		25,500
Compensation	November 2000	0.10	4,880,000	488,000		488,000
Net loss since inception					(780,741)	(780,741)
Balances as of June 30, 2001			16,485,100	750,282	(780,741)	(30,459)
Common stock issued for:						
Cash	June 2002	0.10	210,000	21,000		21,000
Compensation	June 2002	0.10	5,685,000	568,500		568,500
Net loss, 2002					(561,637)	(561,637)
Balances as of June 30, 2002			22,380,100	1,339,782	(1,342,378)	(2,596)
Common stock issued for:						
Cash:	August 2002	0.26	96,250	25,050		25,050
	October 2002	0.40	112,500	45,000		45,000
	December 2002	0.40	132,600	53,040		53,040
Compensation	June 2003	0.40	2,637,500	1,055,000		1,055,000
Equipment	May 2003	0.50	20,000	10,000		10,000
Net loss, 2003					(1,139,353)	(1,139,353)
Balances as of June 30, 2003			25,378,950	$ 2,527,872	$ (2,481,731)	$ 46,141

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Two Years Ended
June 30, 2003

	Year Ended June 30, 2003	Year Ended June 30, 2002	Cumulative from December 15, 1999 (inception) to June 30, 2003
Cash flows from operating activities:			
Net loss	$ (1,139,353)	$ (561,637)	$ (2,481,731)
Adjustments to reconcile net loss to net cash used by operating activities:			
Common stock issued for services rendered	1,055,000	568,500	2,137,000
Common stock issued for stock of predeccesor company	-	-	197,172
Depreciation	2,662	1,410	7,623
(Increase) decrease in:			
Supply Inventory	(18,224)	(26,046)	(43,659)
Employee advances	(500)	-	(500)
Other assets	(2,902)	-	(2,902)
Increase (decrease) in:			
Accounts payable	1,478	(1,745)	1,478
Accrued liabilities	(11,173)	(2,131)	20,000
Total adjustments	1,026,341	539,988	2,316,212
Net cash used by operating activities	(113,012)	(21,649)	(165,519)
Cash flows from investing activities:			
Purchases of equipment and furniture	(5,911)	-	(13,545)
Net cash used by investing activities	(5,911)	-	(13,545)
Cash flows from financing activities:			
Proceeds from issuance of common stock	123,090	21,000	183,700
Net cash provided by financing activities	123,090	21,000	183,700
Net increase (decrease) in cash	4,167	(649)	4,636
Cash, beginning of year	469	1,118	-
Cash, end of year	$ 4,636	$ 469	$ 4,636
Supplemental disclosure of non-cash investing activities:			
Common stock issued for services rendered	$ 1,055,000	$ 568,500	$ 2,137,000
Common stock issued for equipment	$ 10,000	$ -	$ 10,000

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of June 30, 2003 And For The Two Years Ended June 30, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

General:

Gecko Systems of Georgia, Inc. (the "Company") was incorporated in the state of Georgia in December 1999. The Company has been in the development stage since its formation and is developing low cost robotic devices for both commercial and domestic uses. The Company has had no significant operations since its inception with its activities consisting of organizing the Company, developing a business plan, devoting substantially all of its efforts to research and development, and raising its initial capital to support these efforts.

Business risk and liquidity:

As shown in the accompanying financial statements, the Company incurred a substantial net loss of $1,139,353 for the year ended June 30, 2003 and has a deficit accumulated in the development stage of $2,481,731 and cash of $4,636 as of June 30, 2003. The Company anticipates incurring additional losses in the future as it continues research and development of its mobile service robots. To achieve profitability, the Company, alone or with others, must successfully commercialize its mobile service robots and successfully manufacture and market such mobile service robots. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

The Company has incurred negative cash flows from operations since its inception; the Company has expended and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. The Company expects that its existing capital resources, including the funds received pursuant to the September 2003 public placement will be adequate to fund the Company's projected operations through the next year. No assurance can be given that the Company will not consume a significant amount of its available resources before that time. Management plans to continue to conduct its business and monitor expenditures. There can be no assurance that the Company's financing efforts will be successful. If adequate funds are not available, the financial position and results of operations will be materially and adversely affected.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to the standards applicable to development stage companies. The Company's fiscal year ends on June 30.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supply inventory:

Supply inventory is comprised primarily of raw materials and subassemblies and is carried at the lower of cost or market based upon the specific item identification method.

Equipment and furniture:

Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is recognized using accelerated methods over the estimated useful lives of the assets which approximate the straight-line method.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When equipment is sold or otherwise disposed of, the asset account and related depreciation are relieved, and any gain or loss is included in operations.

Earnings (loss) per share:

Net income (loss) per common share is based on the weighted average number of shares of common stock outstanding in each year presented.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the year. Particularly susceptible to estimation is the fair value of services rendered for common stock. Actual results could and usually do differ from those estimates.

Research and development costs:

Research and development costs are expensed as incurred and consist primarily of salaries, supplies, and laboratory expenses.

Advertising and marketing costs:

Advertising and marketing costs are charged to operations when incurred.

Start-up costs:

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-Up Activities," these costs have been expensed as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation:

The Company accounts for the issuance of common stock for services rendered and for equipment based upon the fair value of the services or equipment at the time provided.

New accounting pronouncements:

In May 2003, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires financial instruments within its scope be classified as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle is required to be reported upon implementation in the first interim reporting period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a material impact on its historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The Company currently does not offer stock options or warrants.

In November 2002, the Emerging Issues Task force ("ETIF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the Company's financial position or results of operations.

NOTE 2 – EQUIPMENT AND FURNITURE

The following is a summary of equipment and furniture as of June 30, 2003:

Equipment	$ 19,558
Furniture	3,987
	23,545
Accumulated depreciation	(7,623)
Equipment and furniture, net	$ 15,922

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financal statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The source and tax effect of the temporary difference that gave rise to the deferred income tax asset for the year ended June 30, 2003, is presented below.

Deferred income tax asset- net operating loss carryforward	$ 903,039
Valuation allowance	(903,039)
Net deferred income tax asset	$ -

As of June 30, 2003, the Company has a net income tax operating loss carryforward of approximately $2.5 million that will expire if not utilized, in varying amounts through 2023. The net operating loss will be available to offset future taxable income, if any and is subject to limitations under federal income tax laws. Due to the uncertainty of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

NOTE 4 – LOSS PER COMMON SHARE

The following data details the computation of basic net loss per common share:

	Years Ended June 30,	
	2003	2002
Net loss attributable to common stockholders	$ 1,139,353	$ 561,637
Weighted average number of common shares outstandng	23,417,678	18,778,017
Basic net loss per share attruibutable to common stockholders	$ (0.05)	$ (0.03)

There are no potentially dilutive, common share equivalents hence only basic loss per share is presented.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases its office space under a noncancellable operating lease expiring in November 2003. Rent expense for the year ended June 30, 2003 totaled approximately $6,600. The Company is responsible for the related property taxes, utilities, and insurance coverage. Management anticipates renewing the lease at the current monthly amount of approximately $800.

The Company anticipates establishing a stock option plan. As of September 19, 2003, no such stock option plan had been established.

*****

PART III
EXHIBITS

FORM 1-A
REGULATION A OFFERING STATEMENT

Index to Exhibits

1. Underwriting Agreement
   Best Efforts Sales Agreement

2. Corporate Charter and By-Laws
   Certificate of Existence
   Certificate of Incorporation
   Certificate of Amendment
   By-Laws

3. N/A

4. Subscription Agreement

5. N/A

6. Material Contracts
   (c) Management Contracts

   Employee Contracts
   R. Martin Spencer
   Elaine G. Spencer
   Ben Garcia
   Todd Dombrowski

   Confidentiality Agreement Example
   (all employees and contractors sign a copy of this agreement)

7. N/A

8. N/A

9. Escrow Agreement

10. Consents
    Consent from Independent Accountants Moore Kirkland & Beauston

11. Opinion of Legality
    Opinion letter from John W. Ringo, Attorney at Law

12. N/A

13. "Test the Water" Material
    Indication of Interest Form

14. N/A

15. Additional Exhibits
    (a) Management paper describing the GeckoBrain
    (b) "World Robotics 2003" survey summary conducted by the United Nations Economic Commission for Europe in cooperation with the International Federation of Robotics.
    (c) "Survey of the Commercialization of Mobile Robots" by Dr. Robert Finkelstein
    (d) Robotic Career Overview of R. Martin Spencer

Best Efforts Sales Agreement
(Non-Exclusive Right to Sell)

This agreement is made and entered into this ___ day of ________, 2003, by and between

____ ("Sales Agent"),

having its principal place of business at ________________________________

and **Gecko Systems of Georgia, Inc.** ("the Issuer"), a Georgia Corporation
having its principal place of business at **1640B Highway 212, SW, Conyers, GA 30094**

WITNESSETH:

WHEREAS, the Issuer proposes to Issue and sell a minimum of **260,000** Shares and a maximum of **1,920,000** Qualified/ state registered shares of its Common Stock (the "shares") at a price of **$2.50** per Share, 400 Shares minimum subscription. The Issuer reserves the right to sell in lesser amounts The Qualified and/ or State registered shares under provisions of Regulation A are described in the Direct Public Offering Registration F form 1A (the "DPO") referred to below (the "Offering");

WHEREAS, interests in the Offering constitute or may constitute securities, the sale of which, together with sellers thereof, is highly regulated both federally and among the states:

WHEREAS, Sales Agent is a duly licensed broker in the State of Georgia and in other states (if any) where it conducts or may conduct its business and is authorized to offer and sell such securities In DPO programs;

WHEREAS, the Issuer desires to employ Sales Agent as its exclusive agent in connection with the sale of the offering and Sales Agent is willing to act as agent for the Issuer pursuant to the terms of this Agreement;

NOW, THEREFORE, for and in consideration of the promises, representations and covenants of the parties hereto made, and for other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged by each of the parties hereto, it is hereby agreed by and between the Issuer and the Sales Agent as follows;

Services of the Sales Agent

(a) Subject to the provisions of this Agreement, Sales Agent will complete or cause to be completed, a due diligence file.

(b) Sales Agent shall offer and sell, on a non exclusive, best efforts basis Shares in the Offering, issued, sponsored and/or promoted by the Issuer. Such offers and sales shall be on a best efforts basis and at such unit prices as otherwise established in the DPO.

(c) In discharging its duties pursuant to this Agreement, Sales Agent is an independent contractor and may choose its own methods in doing so, may employ and discharge representatives and may enter into and terminate agreements with other broker-dealers and the Issuer, being solely interested in the results obtained: shall not have or exercise any control over Sales Agent except as otherwise provided herein.

(d) The Issuer shall retain its own counsel and/or other financial consultants for any advice or services which it deems required or appropriate to its actions in making this offering.

(e) In discharging its duties hereunder, Sales Agent shall be responsible for, bear and timely pay all legal costs Incurred in connection with the preparation of its internal offering materials, strategy and of all Discounts and Commissions due to co-brokers and representatives of the sales Agent.

(f) It is expressly understood that the Issuer will be responsible for, bear and timely pay all legal fees Incurred by it pursuant to this Agreement. all filing and Blue Sky fees as required. Escrow Fees, all consulting fees related to preparation of the DPO, and all accounting fees incurred in connection with the audit, of the Issuer's financial records constituting a part of the DPO, printing /distribution costs of reproducing and distributing the DPO materials and any other direct expenses of the Issuer, not otherwise listed in this agreement.

II <u>Sales Agent's Fees</u>

Sales Agent shall be paid a non- accountable expense allowance in an amount equal to three percent (3%) of the gross proceeds from the sale of shares which shall be paid directly to Sales Agent by the Escrow Agent after the "Minimum" amount of stock is sold, and thereafter payment on the fifth of the month for all stock sold during the period between the sixteenth through the end of the prior month, and on the twentieth of the month for all stock sold during the first through the fifteenth of the current month. In addition at the same time and in the same manner, Sales Agent will be paid Commissions equal to ten percent (10%) of the gross proceeds from the sale of Shares,

It is understood that the obligations of Sales Agent hereunder shall be conditioned upon the following:

a) The approval of counsel for Sales Agent of the form and content of the DPO, of the organization and present legal status of the Issuer, and of the legality and validity of the authorization and issuance of the Shares to be offered pursuant hereto.

(b) The performance by the Issuer of all the obligations on its part to be performed hereunder and the truth, completeness and accuracy of all statements and representations contained herein and all financial statements furnished hereunder.

(c) The prompt compliance by the Issuer with any request by Sales Agent for information or material as may be appropriate or necessary for its performance of the due diligence as required by the Sales Agent.

(d) The fact that from the date hereof until the date of the DPO and during the term of this Offering no material adverse changes shall have occurred in the properties, assets or financial condition of the Issuer other than changes occurring in the ordinary course of business

(e) The Sales Agent agrees that the checks, money orders and other instruments of payment received in exchange for subscription to the purchase of Shares of this Offering shall he made payable to the appropriate subscription escrow account and the Sales Agent further agrees to deposit said payments no later than noon on the third business day following receipt thereof.

III Representations and Warranties

(a) The Issuer Is a corporation duly organized and validly existing in good standing under the laws of its state of incorporation, with power and authority to conduct business as further described in the DPO document referred to below.

(b) The Issuer has prepared a Registration A offering (the "DPO") to be dated as of the Offering effective Date, covering the offering of the shares under the Georgia Securities Act, other state acts as required and federal securities laws.

(c) The financial statement contained in the DPO fairly present the financial condition of the Issuer at the time of the offering as therein specified and such financial statements have been prepared In conformity with generally acceptable accounting principles consistently applied throughout the periods involved.

(d) There are no suits, actions, or proceedings pending or to the knowledge of the Issuer, threatened against the Issuer, or any of its property, at law or in equity, or before or by any federal or state commission, regulatory body, domestic or foreign, in which any adverse decision might have a materially adverse effect on the business or property of the Issuer, other than that has been disclosed in the DPO.

(e) The offer, offer for sale, and sale of the shares have not and will not be registered with the Securities Exchange Commission ("Commission"). A Regulation A offering shall be "Qualified" with the Commission. The Shares are to be offered for sale and sold in the reliance upon the exemptions from registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act"). The DPO contains all material information specified in the Act and the rules and regulations of the Commission, including Regulation A. The DPO does not contain any untrue statement or a material fact or omit to state any material any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) The execution and delivery of this agreement and compliance with the terms of this Agreement will not conflict with, or result In, a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation of the Issuer or any other agreement or instrument to which the Issuer or any officer is a party, or any applicable law, rule, regulation, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Issuer.

(g) The Shares will conform in all material respects to all statements concerning them contained in the DPO and will be duly authorized, validly and legally issued and subject only to the rights and obligations set forth in the Amended and Restated Articles of Incorporation of the Issuer

IV <u>Indemnification</u>

The Issuer hereby indemnifies and agrees to hold harmless the Sales Agent, its Legal Counsel and each broker- dealer making this offering and each person who controls Sales Agent and any participating broker- dealer within the meaning of section 15 of the Act, free and harmless from and against any and all losses, claims, demands, liabilities and expenses (except as otherwise provided herein) reasonably incurred in investigating, preparing for, defending against or settling any litigation commenced, or threatened, or any claim arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the DPO, or any amendment or supplement thereto, or which arise out of or are based upon any omission or any statement or material required to make the statements therein contained not misleading. The Issuer will reimburse Sales Agent, and any Broker-Dealer, Legal Counsel or Agent employed by Sales Agent in making this offering for any legal or other expense reasonably incurred in connection with investigating or defending against any such loss, claim, liability, suit or action.

The foregoing indemnity of the Issuer in favor of the Sales Agent, each Broker employed by the Sales Agent in making this offering shall not be deemed to protect the Sales Agent or any such Broker-Dealer against any liability to which it or they would be subject because of willful misfeasance, bad faith, or gross negligence in the performance of their obligations, or by reason of its or their reckless disregard or obligations arising directly or indirectly under this agreement.

The Indemnity made herein shall survive the date of the termination of this agreement and the date of closing of the offering made pursuant to this agreement and shall inure to the benefit of Sales Agent, its Legal representatives, successors and assigns and each participating Broker- Dealer, and each control person or Sales Agent and any participating Broker- Dealer.

V <u>Term: Termination, Early Termination Fee</u>

The term of this Agreement shall commence of the date first above written and shall continue in full force and effect until such time as the offering is subscribed and closed or terminated by the Issuer and, *provided further*, that **no** such termination, whenever effective, shall **have** the effect of terminating Indemnification set forth In Section IV hereof.

VI Notices

All notices and communications made pursuant to this agreement, except as hereunder otherwise specifically provided, shall be in writing and deemed given when sent by certified mail, return receipt requested, hand delivered, telegraphed or faxed, to the parties hereto at their respective address as follows:

To the Sales Agent:	To The Issuer
"Broker-Dealer Firm's Name"	GeckoSystems, Inc.
Address	1640B Highway 212, SW
City, State, Zip	Conyers, GA 30094

VII Parties

This Agreement shall inure to the benefit of and shall be binding upon the Issuer, Sales Agent and the control persons, and participating broker-dealers referred to in Section IV hereof, and their respective successors, legal representatives and assigns, and no other person shall have, or be construed to have, any legal or equitable right, remedy or claim under, in respect of, or by virtue of this agreement or any provision contained herein.

Sales Agent:
" BROKER- DEALER FIRM'S NAME"

By: ______________________

Title: ______________________

Issuer:

By: ______________________

Title: ______________________

Exhibit 2

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER : 0002029
DATE INC/AUTH/FILED: 12/20/1999
JURISDICTION : GEORGIA
PRINT DATE : 09/22/2003
FORM NUMBER : 211

GECKOSYSTEMS, INC.
ELAINE SPENCER
1640 HIGHWAY 212, SW
CONYERS, GA 30094

CERTIFICATE OF EXISTENCE

I, Cathy Cox, the Secretary of State of the State of Georgia, do hereby certify under the seal of my office that as of the above print date

GECKO SYSTEMS OF GEORGIA, INC.
A GEORGIA PROFIT CORPORATION

is in compliance with the applicable filing and annual registration provisions of Title 14 of the Official Code of Georgia Annotated.

Said entity was formed in the jurisdiction stated above or was authorized to transact business in Georgia on the above date and has not filed articles of dissolution, certificate of cancellation or any other similar document with the Office of the Secretary of State.

This certificate relates only to the legal existence of the above-named entity as of the print date above. It does not certify whether or not a notice of intent to dissolve, an application for withdrawal, a statement of commencement of winding up or any other similar document has been filed or is pending with the Secretary of State.

This information is electronically transmitted, issued and certified in accordance with the Georgia Electronic Records and Signatures Act and Title 14 of the Official Code of Georgia Annotated and is prima-facie evidence that said entity is in existence or is authorized to transact business in this state.

20030922180321587

Cathy Cox
Secretary of State

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER:	0002029
EFFECTIVE DATE:	12/20/1999
COUNTY	: CLAYTON
REFERENCE	: 0048
PRINT DATE	: 01/12/2000
FORM NUMBER	: 311

R. M. SPENCER
2970 WILLIAMS DRIVE
GEORGETOWN, TX 78628

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

GECKO SYSTEMS OF GEORGIA, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

[redacted]

STATE OF GEORGIA 1776

Cathy Cox
Secretary of State

Articles of Incorporation
Of
Gecko Systems of Georgia, Inc.

Article 1.

The name of the corporation is Gecko Systems of Georgia, Inc.

Article 2.

The corporation is authorized to issue 20,000,000 shares

Article 3.

The street address of the registered office is 7560 Taylor Road, #20, Riverdale, GA 30274 in Clayton County. The registered agent at such address is Phillip Sims.

Article 4.

The name and address of the incorporator is:

R. M. Spencer
P. O. Box 40003
Georgetown, TX 78628

Article 5.

The principal mailing address of the corporation is:

2970 Williams Drive
Georgetown, TX 78628

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This 15th day of December, 1999 R. M. Spencer

R. M. Spencer

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER : 031900308
CONTROL NUMBER: 0002029
EFFECTIVE DATE: 06/30/2003
REFERENCE : 0045
PRINT DATE : 07/09/2003
FORM NUMBER : 111

R. M. SPENCER
1640 HIGHWAY 212
CONYERS, GA 30094

CERTIFICATE OF AMENDMENT

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify underthe seal of my office that

GECKO SYSTEMS OF GEORGIA, INC.
A DOMESTIC PROFIT CORPORATION

has filed articles of amendment in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
GECKO SYSTEMS OF GEORGIA, INC.

(1) The name of the Company is: Gecko Systems of Georgia, Inc.

(2) The Articles have been amended as follows:

Article 2 was amended on November 25, 2000, to increase the maximum number of shares of common stock, no par value from 20,000,000 shares to 50,000,000 shares.

(3) This amendment was adopted by vote of the shareholders.

In witness whereof, the undersigned has executed this Amendment to the Articles of Incorporation this 30th day of June, 2003.

R. M. Spencer
President
Gecko Systems of Georgia, Inc.

CORPORATIONS DIVISION
2003 JUN 30 A 10: 59
SECRETARY OF STATE

Bylaws

of

Gecko Systems of Georgia, Inc.

adopted

January 3, 2000

BYLAWS

OF

Gecko Systems of Georgia, Inc.

ARTICLE I

OFFICES The principal office of the Corporation in the State of Georgia shall be located in the County of Clayton. The Corporation may have such other offices, either within or without the State of Georgia, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II

SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on March 3 each year, beginning with the year 2001, at the hour of 10 a.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Georgia, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as conveniently may be arranged.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than thirty percent (30%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Georgia, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders to vote at a meeting may designate any place, either within or without the State of Georgia, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than thirty (30) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. The attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least thirty (30) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority (for this document, a majority is defined as more than 50%) of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors may be had by means of a telephone or internet audio and/or video conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver as appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than two (2). Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or the person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least thirty (30) days previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram or telephone. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the paid telegram is delivered to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority for this document, (a majority is defined as greater than 50%) of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. The act at which a quorum is present shall be the act of the Board of Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed before such action by two thirds (2/3) or more of the directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next regular election of directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 11. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV

OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary which may not be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be arranged. Each officer shall hold office until his successor has been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election of appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Vice President. In the absence of the president or in event of his death, inability or refusal to act, the Vice President shall perform the duties of the President,

INDIVIDUAL PURCHASER:

______________________	______________________	______
Printed Name of Individual Purchaser	Signature of Individual Purchaser	Dated

Address:_______________________City:____________State:________Zip:_________

HomeTelephone:(_____)______________ Work Telephone:(_____)__

MAKE CHECKS PAYABLE TO:

John W. Ringo, Escrow Agent for GeckoSystems, Inc.

ENTITY (Not Individual) PURCHASER:

[ ] TRUST (Please include name of trust, name of trustee, date trust was formed and copy of the trust agreement.)
[ ] PARTNERSHIP (Please include copy of the partnership agreement authorizing signature.)
[ ] CORPORATION (Please include corporate resolution authorizing signature.)
[ ] OTHER (Please specify and include copy of document authorizing signature.)

The undersigned trustee, partner or officer warrants that he as full power and authority from all necessary beneficiaries, partners, directors, or stockholders of the entity named above to execute this Subscription Agreement on behalf of the entity and that investment in the Partnership is not prohibited by the governing documents of the entity and that the entity is domiciled in Georgia.

ENTITY PURCHASER:

______________________	______________________
Printed Name of Entity Purchaser	Signature and title of trustee, partner or authorized officer

____________________, 2003
Dated

Address:___________________________City:________________State:_______

Zip:_________

Telephone:(____)______________________

MAKE CHECKS PAYABLE TO:
John W. Ringo, Escrow Agent for GeckoSystems, Inc.

TO BE COMPLETED BY THE COMPANY:

ACCEPTED AND AGREED TO:

Gecko Systems of Georgia, Inc

State:______________Zip_____
By:______________________ Dated________, 2003
President

BROKER INFORMATION
To Be Completed by Selling Broker
Name:____________________
Firm:____________________
Address:__________________
City:_____________________
Telephone(___)______________
Fax(___)__________________

and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

SECTION 7. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V

INDEMNITY The Corporation shall indemnify its directors, officers and employees as follows:

(a)Every director, officer, or employee of the Corporation shall be indemnified by the

Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b)The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c)The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article V.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII

CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

ARTICLE VIII

FISCAL YEAR The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

ARTICLE IX

DIVIDENDS The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X

CORPORATE SEAL The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, and the words, "Corporate Seal."

ARTICLE XI

WAIVER OF NOTICE Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII

AMENDMENTS These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the third day of January, 2000 A.D.

R. M. Spencer
Chairman of the Board/CEO/President

Elaine G. Spencer
Secretary/Treasurer

SUBSCRIPTION AGREEMENT

GeckoSystems, Inc. corporate address is 1640B Highway 212, SW; Conyers, Georgia 30094. The Company's phone and fax numbers are (678) 413-9236, (678) 413-9247,respectively.

Dear Sirs:

I acknowledge that I have read the Offering Circular dated _______, 2003 (the "Offering") describing the offer by Gecko Systems, Inc, (the "Company") of up to 1,920,000 shares of Common Stock (the "Shares") at the price of $2.50 per Share. I hereby subscribe to purchase from the Company the number of Share Blocks detailed below. **The minimum individual subscription amount is 400 Share blocks, for a total purchase price of $1,000.** I acknowledge that the Company may, in its sole discretion, accept subscriptions for less than 400 Shares.

A. Number of Share blocks: _____________
(Minimum of 1 Share Block or 400 Shares)

B. Price Per Block: **$1,000.00**

Total Purchase Price (**AxB**) =_____________

In consideration for such Shares, I hereby submit a check made payable to: John W. Ringo, Escrow Agent for GeckoSystems , Inc., for the total purchase price of $_________________________.

I acknowledge that the Company may, in its sole discretion, accept or reject my subscription, in whole or in part.

Recognizing that the Company must rely upon the information and on the representations set forth herein, I (either in an individual capacity or as an authorized representative of an entity, if applicable) hereby represent, warrant and agree that I am (if an individual) **(i)** a bona fide resident of the State in which this offer is being made, **(ii)** over 21 years of age, **(iii)** legally competent to execute this Agreement or (if an entity) I am authorized to execute this Agreement and **(iv)** the entity is domiciled in the State in which this offer is being made.

I HEREBY AGREE AND UNDERSTAND THAT MY SIGNATURE TO THIS AGREEMENT CONSTITUTES MY PURCHASE OF THE SHARES SUBJECT TO ACCEPTANCE OF THIS SUBSCRIPTION BY THE COMPANY IN ITS SOLE DISCRETION. I agree to be bound by all of the terms and provisions of this Agreement and to perform all of my obligations thereunder with respect to the Shares to be purchased.

I understand all funds paid will be held in escrow pending the sale of 160,000 Shares ($400,000) which is the minimum amount offered . All proceeds will deposited is escrow with John W. Ringo, Attorney at Law, Marietta, Georgia. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

A check for the purchase price, drawn to the order of **John W. Ringo, Escrow Agent for GeckoSystems, Inc**, is enclosed in full payment of this subscription. The payment so delivered, or the applicable part thereof, shall be returned promptly to me, without interest or deduction, if this subscription is not accepted in full by the Company.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc**., a Georgia corporation (the "Company") and **R. Martin Spencer** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **President and Chief Executive Officer.** Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, <u>Salary, and Benefits: Expense Reimbursements</u>,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $7,325 per month, commencing with the Company's "breaking of escrow," and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. <u>Non-Disclosure and Non-Solicitation</u>, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, <u>Miscellaneous</u>

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 2nd day of OCT, 2003

R. M. Spencer
Employee

Elaine D. Spencer
Secretary/Treasurer, Gecko Systems of Georgia, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc**., a Georgia corporation (the "Company") and **Elaine G. Spencer** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote half of his business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Secretary/Treasurer**. Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for

Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $2,400 per month, commencing with the Company's "breaking of escrow," and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 2nd day of OCT, 2003

Elaine D. Spencer
Employee

R. M. Spencer
President/CEO, Gecko Systems of Georgia, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc.**, a Georgia corporation (the "Company") and **Ben L. Garcia** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement subject to an annual salary review.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting in personal gain or enrichment at the expense of the Company; or

(d) any criminal or illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided in paragraph 1.5 or if Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Director of Hardware Development and Acting**

Director of Software Development. Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee an initial salary of $6,675 per month, commencing with the Company's "breaking of escrow", and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those in competition with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the

Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a principle shareholder (5% or more), employee, director, officer, partner, or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of mobile robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous.

5.1 This Agreement is performable In Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 7th day of October 2003

Employee

President/CEO, Gecko Systems of Georgia, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc**., a Georgia corporation (the "Company") and **Todd Dombrowski** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Director of Marketing.** Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for

Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $6,675 per month, commencing with the Company's "breaking of escrow", and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, <u>Miscellaneous</u>.

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 30 day of SEPT., 2003

Employee

R.M. Spencer
President/CEO, Gecko Systems of Georgia, Inc.

Exhibit 6 (c)

GeckoSystems, Inc.

Confidentiality Agreement

1640B Highway 212, SW
Conyers, Georgia 30094-4255
Main: (678) 413-9236
Fax: (678) 413-9247

Instructions: Please read and complete this confidentiality agreement. Enter today's date below. If filing on behalf of a corporation, please enter the name and place of incorporation in space "2" below. If filing on behalf of an individual, please write your name and "As Self" in space "2" below. Please print your name and sign at the bottom. Thank you.

CONFIDENTIALITY AGREEMENT dated __________, 2003, between 1) GeckoSystems, Inc., a Georgia corporation, and 2) "Other", __________________________________, a ______________ corporation.

WHEREAS, the parties to this Confidentiality Agreement have determined to establish terms governing the confidentiality of certain information one party ("Owner") may disclose to the other party ("Recipient"), and disclosure may be to or from Gecko-Systems, or both:

NOW THEREFORE, the parties agree as follows:

1. For the purposes of this Confidentiality Agreement, "Confidential Information" means all information in whatever form transmitted relating to the past, present or future business affairs, including without limitation, research, development, or business plans, operations or systems of Owner or another party whose information Owner has in its possession under obligations of confidentiality, which (a) is disclosed by Owner or its affiliates to Recipient or its affiliates, bearing an appropriate legend indicating its confidential or proprietary nature or otherwise disclosed in a manner consistent with its confidential or proprietary nature or (b) is produced or developed during the working relationship between the parties and which would, if disclosed to competitors of Owner, give or increase such competitors' advantage over Owner or diminish that Owner's advantage over its competitors. Confidential Information shall not include any information of Owner that: (a) is already known to Recipient at time of its disclosure; (b) is or becomes publicly known through no wrongful act of Recipient; (c) is independently developed by Recipient; (d) is communicated to a third party free of any confidentiality obligation or restriction with express written consent to the Owner; or (e) is lawfully required to be disclosed to any governmental agency or is otherwise required to be disclosed by law, but only to the extent of such requirement, provided that before making such disclosure the Recipient shall exert all reasonable efforts to give the Owner an adequate opportunity to interpose an objection or take action to assure confidential handling of such information.

2. For a period of five (5) years from the date of disclosure to Recipient, Recipient shall not disclose any Confidential Information of Owner to any person or entity except employees of Recipient and its affiliates who have a need to know and who have been informed of Recipient's obligations under this Confidentiality Agreement. Recipient shall use not less than the same degree of care to avoid disclosure of such Confidential Information as Recipient uses for its own confidential information of like importance.

3. All Confidential Information disclosed by Owner to Recipient under this Confidentiality Agreement in tangible form (including, without limitation, information incorporated in computer software or held in electronic storage media) shall be and remain property of Owner. All such Confidential Information shall be returned to Owner promptly upon written request and shall not thereafter be retained in any form by Recipient. The rights and obligations of the parties under this Confidentiality Agreement shall survive any such return of Confidential Information.

4. Owner shall not have any liability or responsibility for errors or omissions in, or any business decisions made by Recipient in reliance on, any Confidential Information disclosed under this Confidentiality Agreement.

5. The parties agree that, in the event of a breach or threatened breach of the terms of this Confidentiality Agreement, Owner shall be entitled to a court injunction prohibiting any such breach. Any such relief shall be in addition to and not in lieu of any appropriate relief in the way of money damages and any relief or dispute resolution process described in #9, #10, or #11 below. The parties acknowledge that Confidential Information is valuable and unique and that disclosure in breach of this Confidentiality Agreement will result in irreparable injury to Owner.

6. Neither party hereto shall in any way or in any form disclose, publicize or advertise in any manner the discussions that give rise to this Confidentiality Agreement or the discussions or negotiations covered by this Confidentiality Agreement without the prior written consent of the other party.

7. The term "affiliate" shall mean any person or entity controlling, controlled by or under common control with a party.

8. Good Faith Agreement: Each party hereby agrees that should any dispute or controversy arise, each party will first attempt to resolve the dispute informally and promptly through good faith negotiations. The parties further agree to cooperate with each other during the negotiations and make every effort to resolve the dispute as fairly and quickly as possible.

9. Mediation: In the event that the controversy is not resolved by informal negotiation, the dispute shall be referred to the nearest office of the Judicial Arbitration & Mediation, Inc., known as "JAMS" for mediation. JAMS is an organization of retired judges and justices from the Georgia court system who make themselves available to resolve disputes. Mediation is an informal, non-binding conference or conferences between you, GeckoSystems, Inc., and the judge.

The parties are free to select any mutually acceptable retired judge or justice or JAMS to serve as the mediator. If the parties cannot agree on a mediator (or if they have no particular preference) they will request that JAMS assign a mediator to the case. The parties shall share equally the expense of the mediation.

The mediation process shall continue until the case is resolved or until such time as the mediator makes a finding that there is no possibility of resolution without pursuing the adjudicatory phase of our dispute resolution program in #10.

10. Stipulation for Non-Jury Trial: Should any dispute remain after completion of the two-step resolution process set forth above, then you and GeckoSystems, Inc., stipulate to trial before a JAMS judge. If for any reason #8 and/or #9 are not followed, all disputes shall nonetheless be governed by #10.

EACH PARTY HEREBY WAIVES AND GIVES UP THE RIGHT TO A JURY TRIAL.

Each party agrees to submit, at the request of the other, to trial before the JAMS judge all causes of action, controversies, differences, claims or demands whatsoever, whether of fact or of law or both, whether sounding in contract or tort, in any way relating to or growing out of this Confidentiality Agreement.

The parties agree that the JAMS judge shall have the broadest powers allowable under Georgia law to adjudicate the dispute, including the power to resolve all pretrial, post-trial and ancillary proceedings.

11. Arbitration: If for any reason, the provision for non-jury trial by JAMS judge in #10 becomes unenforceable, we agree to submit any dispute within the scope of #10 to binding arbitration governed by the Federal Arbitration Act, Title 8 of the United States Code.

The arbitration shall be administered by JAMS in accordance with the JAMS procedures then in effect. Any statutes or limitations that would otherwise be applicable shall apply. Judgment upon the award may be entered in any court having jurisdiction. The award shall be supported by written conclusions of law and fact issued by the arbitrator; either party at its discretion may have a court reporter present to record the proceedings.

12. This Confidentiality Agreement: (a) is the complete agreement of the parties concerning the subject matter hereof and supersedes any prior such agreements; (b) may not be amended or in any manner modified except in writing signed by the parties; and (c) shall be governed by and construed in accordance with the laws of the State of Georgia without regard to its conflicts of law provisions. If any provision of this Confidentiality Agreement is found to be unenforceable, the remainder shall be enforced as fully as possible and the unenforceable provision shall be deemed modified to the limited extent required to permit its enforcement in a manner most closely approximating the intention of the parties as expressed herein.

IN WITNESS WHEREOF, the parties have executed this Confidentiality Agreement as to the date first above written.

GeckoSystems, Inc.

Signature: ______________________________

R. Martin Spencer
President, CEO

Other: ______________________________

Signature: ______________________________

Title: ______________________________
(or "as self" if representing individual)

GECKO SYSTEMS OF GEORGIA, INC.
ESCROW AGREEMENT

This Escrow Agreement, made and entered into this 24th day of November, 2003, by and between Gecko Systems of Georgia Inc., a Georgia corporation (the "Issuer") and John W. Ringo, Attorney at Law (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Issuer intends to raise up to $4,800,000 through the sale of its Common Stock (the "Shares"); and

WHEREAS, the Issuer is offering the Shares on a "best efforts" basis, and

WHEREAS, the Shares are being offered and sold to investors (the "Subscribers") pursuant to a qualifying exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended, and registration or exemptions from registration under the state securities laws where offered.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Deposits.

A. The Issuer shall deposit or cause to be deposited with the Escrow Agent all subscription proceeds received from Subscribers. Subscribers' checks will be made payable to the Escrow Agent and the Issuer will transmit such checks directly to the Escrow Agent by noon of the next business day. The Escrow Agent shall have no responsibility for subscription proceeds not received and collected by it.

B. The Issuer shall deliver or cause to be delivered to the Escrow Agent, in a form acceptable to the Escrow Agent, a list of the names and addresses of the Subscribers, the amount of Shares subscribed for by each Subscriber, the amount received from each Subscriber, and such other information requested by Escrow Agent as will enable the Escrow Agent to attribute to a particular Subscriber all subscription proceeds received by the Escrow Agent from the Issuer.

2. Disbursement.

A. At such times as the Escrow Agent has received subscriptions and funds aggregating $400,000, it shall disburse the funds held by it pursuant to this Agreement, to the Issuer. The Escrow Account shall remain open for the collection of funds pursuant to the direction of the Issuer until $4,800,000 in principal amount of Shares have been sold. As soon as practicable after whichever is earlier of (i) the date the Issuer notifies the Escrow Agent that the offering of Shares has been terminated, (ii) unless at least $400,000 in principal amount of Shares have been sold within one year after the effective date of the Issuer's Offering Statement. If the Escrow Agent does not then hold at least $400,000 pursuant to this Agreement, the Escrow Agent shall return to each Subscriber, the subscription proceeds attributable to him or her hereunder, without interest and without deduction, and, at such time this Agreement will terminate.

B. All returns and deliveries to a Subscriber hereunder shall be mailed by regular mail to the residential or business address of such Subscriber, as provided to the Escrow Agent pursuant to Section 1, above. Any payment to a Subscriber may be made by a check of the Escrow Agent.

C. The Issuer shall make a true copy of this Escrow Agreement available to each Subscriber.

3. Escrow Agent.

The parties further covenant, warrant and agree that the Escrow Agent:

A. Shall have no duty to collect any proceeds of the offering of the Shares.

B. Undertakes to perform only such duties as are expressly set forth herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent.

C. May act in reliance upon any writing or instrument or signature which it believes in good faith to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice, or instructions in connection with the provisions hereof has been duly authorized to do so.

D. Shall not be liable, in any manner, for the validity, sufficiency or correctness, as to form, manner and execution, of any instrument deposited in this escrow or with respect to the identity, authority, or right of any person executing the same, and its duties hereunder shall be limited to the safekeeping of such moneys, instruments or other documents received by it as escrow holder and for the disposition of the same in accordance with the written instrument accepted by it in the escrow.

E. May consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall otherwise not be liable for any mistake of fact or error of judgment or any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

F. May resign upon 30 days written notice to the parties to this Agreement. If a successor Escrow Agent is not appointed within this 30 day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor.

G. May, in the event of doubt as to its duties or liabilities under the provisions of this escrow, in its sole discretion, continue to hold the monies which are the subject to this escrow until all interested persons mutually agree to the disbursement thereof, and may, in its sole discretion, file an action in interpleader to resolve such disagreement. The Escrow Agent shall be indemnified for all costs, including reasonable attorneys, fees, in trial and appellate courts, in connection with the aforesaid interpleader action and shall be fully protected in suspending all or a part of its activities under this Agreement until final judgment in the interpleader action is received.

H. May accept directions hereunder from the Issuer or such other agents of the Issuer whose names and signatures are supplied to the Escrow Agent in a letter executed on behalf of the Issuer.

I. Except as set forth in Exhibit "A" to this Agreement, Escrow Agent shall not earn a fee for its services hereunder; however, the Escrow Agent shall be reimbursed by the Issuer for normal and routine expenses incurred in connection with the maintenance of the escrow account.

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The rights created by this Agreement shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and assigns of the Escrow Agent and the Issuer.

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This Agreement shall be construed and enforced according to the laws of the State of Georgia.

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A. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all responsibility hereunder at such time as this Agreement is terminated pursuant to paragraphs 2A or 8B of this Agreement.

B. Notwithstanding anything herein to the contrary, upon receipt of written notice from the Issuer that the offering of Shares has been terminated, the Escrow Agent shall return to each Subscriber, the subscription proceeds received and collected from him or her hereunder with interest, and at such time this Agreement will terminate.

C. In no event shall this Escrow Agreement be in effect for a period beyond that specified in paragraph 3 of this Agreement and, at that time, all sums shall be transferred pursuant to Paragraph 3A.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement on the day and year first above written.

"Issuer"

Gecko Systems of Georgia, Inc.

By: R. M. Spencer
R. Martin Spencer, President

"Escrow Agent"

John W. Ringo, Attorney at Law

By: John W Ringo
John W. Ringo

EXHIBIT "A"

ESCROW FEES

Acceptance Fee	$2,500.00

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 10

Consent of Independent Accountants

We hereby consent to the use in this Registration Statement on Form 1-A of our report dated September 19, 2003, relating to the financial statements of Gecko Systems of Georgia, Inc., which appear in such Registration Statement. We also consent to the reference to us under the headings "Experts" in such Registration Statement.

Moore Kirkland & Beauston L.L.P.

Moore Kirkland & Beauston L.L.P.
November 21, 2003

TEL: (770) 952-1904
FAX: (770) 952-0894

JOHN W. RINGO
ATTORNEY AT LAW
241 LAMPLIGHTER LANE
MARIETTA, GEORGIA 30067

ATLANTA
LEXINGTON

November 22, 2003

R. Martin Spencer
President
Gecko Systems of Georgia, Inc.
1640 Highway 212, SW
Conyers, GA 30094

Gecko Systems of Georgia, Inc.
Common Stock, No par value

Dear Mr. Spencer:

I acted as counsel to Gecko Systems of Georgia, Inc., a Georgia corporation. This opinion is being furnished to you in connection with the issuance and sale by Gecko Systems of Georgia, Inc. (the "Issuer"), of its common stock, no par value, of a minimum of 160,000 shares up to a maximum of 1,920,000 shares (the "Shares").

In my capacity as counsel for the Issuer, I have examined certain documents with respect to the Shares, including without limitation, the following:

(a) The Articles of Incorporation and by laws of the Issuer, as now in effect;

(b) The Offering Circular used in connection with the offer and sale of the Shares (the "Offering Circular"); and

(c) Such other documents, instruments, contracts, certificates and records as I have deemed necessary and relevant as a basis for the opinions set forth herein.

The opinions herein are limited to the Federal laws of the United States of America and the corporate law of the State of Georgia. I do not express any opinion concerning any law of any other jurisdiction or the local law of any jurisdiction.

Based on the foregoing, it is my opinion that:

1. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and every other state in which it is required to do so and has all requisite power and authority to carry on its business as now conducted by it and as described in the Offering Circular.

2. The Shares of Common Stock to be sold to the public, when issued and sold in the manner described in the Offering Circular, will be validly issued, fully paid and non-

assessable.

3. To the best of our knowledge and belief, the information in the Offering Circular with respect to the Issuer is correct in all material respects. Nothing has come to our attention, after due investigation, that would lead us to believe that the Offering Circular or the appendices thereto contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of my name in the Offering Circular constituting a part thereof in connection with the matters referred to under the caption "Legal Matters".

Sincerely,

John W Ringo

John W. Ringo

GECKO SYSTEMS

it is Time... for practical robotic solutions

Exhibit 15(a)

A GeckoBrain™ Discussion

Evolutionary Paths of Artificial Intelligence Affecting the Dawn of Autonomous Mobile Service Robots

SCIENTIFIC AMERICAN.COM

NewScientist.com

PC AI

PCWEEK ONLINE

NEWS

Published By

GeckoSystems, Inc.
1640B Highway 212, SW
Conyers, GA 30094-4225

Table of Contents

Preface

Nearly 10 years ago, the Department of Commerce issued a technology assessment of the U.S. artificial intelligence (AI) market. The researchers defined AI for us then by saying the systems could "1) help organizations manage knowledge assets and deal with complexity, 2) help experts solve difficult analysis problems and design new devices, 3) learn from examples, 4) provide answers to English questions using both structured data and free text." [1]

The report estimated the 1993 global AI market—including technologies such as expert systems, neural networks fuzzy logic, robotics, speech recognition, search, etc.—at about $900 million—and the United States was clearly ahead of the rest of the world in the development of those systems. At the time, though, this country. was beginning to fall behind foreign competitors in certain areas of robotics, neural networks, expert systems, fuzzy logic and machine learning.

Further, a soon-to-be-released report from Business Communications Company, Inc. (www.bccresearch.com) RG-275 Artificial Intelligence: Burgeoning Applications in Industry, the total worldwide AI market was estimated at $11.9 billion in 2002. Expected to grow at an AAGR (average annual growth rate) of 12.2%, this market will reach $21.2 billion by 2007.

The purpose of this white paper is to provide a fundamental understanding of the origins of Artificial Intelligence, and how these foundries serve in providing the "development DNA" for GeckoSystems real-time autonomous navigation and control systems for the GeckoBrain.

[1] Souce - KMWorld April 2003, Volume 12

Genesis

"Nature (the Art whereby God hath made and governs the World) is by the Art of man, as in many other things, so in this also imitated, that it can make an Artificial Animal."

The captioned statement is powerful and, by that virtue, often quoted. Thomas Hobbes (1588-1679) was no fool when he published his Leviathan (a treatise on the advent of emergent intelligence from distributed, non-intelligent components), though he was ridiculed and repeatedly labeled a heretic by the religious establishment of his time. Indeed, whether we as computing professionals are aware or not, his ideas served as a basal keystone, a groundbreaker, to our modern philosophy of computation. It was from his and other Renaissance thinkers' dreams that modern AI architects (e.g., the famous Turing) were able to draw the basis for more pragmatic results. In this, the status quo has repeatedly been broken, and the foundations for our work have been provided a solid substrate.

While Alan Turing is said to be the father of modern computing, it should be said that his vision could never have been achieved without the underpinnings of mathematical and logical formalization provided by the computability programs of Godel and Hilbert, nor without the independent verification by his contemporaries Church and Kleene. Indeed, these five (among others) have provided the world a critical service – a formalization of functional computability that has not been challenged (except, perhaps, by that peculiar field called Quantum Computing).

Further, Turing provided (between the lines) the concept that artificial intelligence is a gradient beast, that in many scenarios, sufficient intelligence is an adequate substitute for absolute intelligence (whatever that may be). With this in mind, we will leave the search for a perfect formalization of intelligence to the logicians and mathematicians, and get on with the business of providing, in the here and now, a system to encapsulate the kernels of intelligence required for functional and effective autonomous agents, specifically, agents operating in the real world.

The Intellectual Primordial Soup

Indeed, the first inklings of intelligence appeared when the first reactive system was realized. For us (as roboticists), this occurred in the intellectual primordial soup of the 1940's with W. Grey Walter's turtles. Essentially, the turtles were Walter's attempt to implement a simple "nervous system" in hardware, and indeed, the turtles were able to perform two reactive actions: 1) avoid large obstacles and, 2) seek low-level intensity light while fleeing from high-level intensity light, basically affording the turtles an insect-level of intelligence (barring instinct). Even with this level of reactivity, the turtles still exhibited surprising emergent behavior, such as the "dance".

Other robots followed, including Wickelgren's Shakey, the first mobile robot able to act autonomously (without human intervention) and interact with its environment. Unfortunately, (or fortunately, depending on your perspective), research into robots in later decades focused on stationary effectors for industrial use and in remote-controlled, or tele-operated non-autonomous systems. Although pragmatically indispensable, these robots cannot think and act on their own, relying, however, on a combination of procedural programming and tight electromechanical couplings to achieve super-human performance. It was not until the advent of low-cost microcontrollers and fast-signaling techniques that focus on robots research was shifted back to autonomy and intelligence.

Today's Golden Age of Autonomous Robots

So now that the focus of mobile robot research has shifted back from non-autonomy, where do we stand today? Indeed, many potential competitors have entered the mix, including the veritable Japanese behemoths Sony and Honda, as well as other entrepreneurial endeavors such as iRobot, Friendly Machines, Aethon, and Evolution Robotics. No doubt, the masses have been exposed to the commercialization of the Honda Asimo and the Sony Aibo, as well as the Roomba Robotic FloorVac. While the former two examples are impressive feats of mechanical and electrical engineering, wherein lies the true functionality, the ability to operate beyond toy-level intelligence to perform necessarily complex autonomous tasks? As has been said many times around the conference table: "modern autonomous robots should be 20% hardware and 80% software" – an emergent fact that has been repeatedly ignored by academic researchers and industry alike. Furthermore, it is the synthesis of software techniques and systems that provides the best, if not optimal, solution to the problem of real-time navigation and mapping.

Most current software systems for robot control are based on a flat-architecture, whereas our topology, through and through, draws upon the power of hierarchical and subsumptive conceptions. While we have a very modular design, each node can again be fragmented into subnodes, etc. to provide a connectionist model of robot control that will usher in the adulthood of autonomous mobile service robots. Furthermore, our architecture is immediately extensible (i.e., not tied to a particular hardware platform). Speaking of breaking the status quo, it is this notion that belies our true power as both an innovative and competitive entity – the ability to do what no one has done before, and do it repeatedly with the same architecture in N different domains!

State of the Art: Independent Agents

Modern AI is still fragmented into at least two camps: those touting the inherent powers of distributed connectionist networks and those clinging to the idea that all of intelligence can be concretely formalized. However, these two methods of modeling intelligence are beginning to converge, and we will take full advantage of the triumphs experienced by both establishments.

Some things are best left, at this point, to a more procedural treatment (with the wide array of available traditional algorithms), while other processes are better suited to the more non-deterministic fuzziness of the second camp. What we as professionals tend to forget is that artificial intelligence should be the synthesis of the global knowledgebase of the scientific and mathematical, the biological and the formal, the skeptic and the true believer. Thus, every field has something to contribute.

Automated Learning Methods

Evolutionary computation, in short, is the application of the biological concept of competitive evolution to the process of solving hard problems (e.g., optimization). Several methods have been identified and are somewhat regional in nature: in the United States, we tend to gravitate towards genetic algorithms, whereas in Europe, the hot topic is evolutionary algorithms. Several other approaches exist, even to the point of evolving actual programs using genetic programming. Such systems have been used to learn sets of rules for robot control (Mitchell 1997). As an aside, and to the point of the section header, we can draw upon a perceived failure in biological research and use Lamarckian evolution (whereby an individual's life experience dictates what is passed to its offspring) to further functionality.

Evolutionary computation provides a segway to the topic of neural networks. Whereas one method of training a neural network is by backpropagation, another method is via the use of genetic algorithms whereby the topology of the network is represented by individuals in the evolutionary population and an adequate representation for the problem-at-hand is therefore evolved. Essentially, a neural network is a collection of simple computing devices, called artificial neurons, that are assembled via weighted connections to produce a complex computing system. This paradigm is yet another example of how biologically inspired computing has provided for pragmatic solutions.

Other examples of automated learning methods that are useful to us include fuzzy logic, Baysian learning and classifier systems. Baysian learning provides a probabilistic method of achieving inference, whereas classifier systems are general nomenclature for techniques that can determine individual membership to a set or class. Fuzzy logic is a mature field in AI whereby existing logical systems are converted to non-deterministic systems based on probabilities. Via a combination of several or all of these techniques, and with the extensive aid of other fields such as topology, statistical analysis and image processing, we have provided a compelling system (the GeckoBrainä) for real-time mapping and navigation, complete with dynamic and/or static obstacle avoidance and path-planning. We will use this model again and again in adding additional functionality to the existing GeckoBrain as well as in auxiliary systems such as speech and object recognition.

Knowledge-Representation and Memory

While automated learning techniques have a certain esoteric appeal, let us not sideline the usefulness of more traditional AI techniques such as symbolic programming and expert systems. Indeed, cognitive psychology suggests that humans have two forms of memory, a symbolic, high-level memory and a visuospatial memory, which usually has much less permanence.

Again, while the GeckoBrain utilizes a system more akin to the human visual memory at its basal level, extensibility dictates that important kernels of visual knowledge are processed and transferred to a symbolic memory, which also provides for knowledge representation and storage of other types of input. In doing so, the GeckoBrain is alleviated of the task of higher-level, symbolic cognitive processing and can remain pure in its task of responsive navigation and mapping. Hence, and yet again, the practical use of a distributed, non-flat architecture for modeling practical intelligence.

Distributed Intelligence and the GeckoArchitecture

The GeckoBrain lives in a complex, hierarchical organization bridging higher-level intelligence (such as speech-semantic synthesis and recognition) with lower-level intelligence modules down to the level of motor and sensor control. Given the real-time processing requirements of navigation and mapping, the GeckoBrain serves as the central agent in our subsumptive architecture, only interrupted by high-level directives. It is the GeckoBrain that provides management over the lower-level autonomous control systems as well as yielding information to higher-level, otherwise independent intelligence nodes, effectively serving as a throttle and negating the inherent problems involved with truly distributed systems (e.g., who's in control?).

A High-Level Introduction to the GeckoBrain Proper

The GeckoBrain is the flagship of GeckoSystems; it is our oldest and most evolved piece of intellectual property. In short, it provides for real-time data exchange with sensor and effector systems. Simultaneously, it performs mapping, navigation, sensor fusion, and reactive, contemplative, and proactive environmental responses. All of this is wrapped in a software package that is limited not by its complexity but by the communication bandwidth between it and other modules! As of the date of this white paper, responsiveness is literally several orders of magnitude faster than humanly possible (accident reconstructionists use a standard human reaction time of 1.5 s in many calculations). In the following sections, we will describe our architecture using two models: a memory/action model (Figure 3.1) and a behavior model (Figure 3.2).

GeckoBrain Memory Model for Real-Time Autonomy

As evidenced in Figure 3.1, the GeckoBrain memory architecture is necessarily hierarchical in structure, with two distinct top levels of memory and memory management. The basal memory level consists of two areas: procedural and snapshot memory. Procedural memory encompasses basic knowledge such as common mathematical and utility used repeatedly throughout the GeckoBrain application. Snapshot memory, on the other hand, stores the current GeckoBrain state dynamically reflecting changes in controlled robot's real environment.

The superlative memory layer consists of the visuospatial memory and the behavior action module. Visuospatial memory is a combination of memory storage, retrieval and processing routines that records, fuses, and acts upon pseudo-visual sensory information such as the sonar and digital infra-red ranging-finding system (DIRRS). It is in this module that sensory data from lower-level on-board processing elements is extrapolated and from which the final environmental map is constructed. Internally, visuospatial memory is composed of two memory architectures representing varying levels of permanence. Via interprocess communications, it is possible to move important core knowledge from the semi-permanent visuospatial level to an external symbolic memory whereby visuosymbolic information can be conjoined with other knowledge to produce increasingly complex behaviors.


Brain Top Level
InterCommunication
VisuoSpatial Memory
IntraCommunication
Behavior
Procedural Memory
Snapshot Memory

Figure 3.1 – GeckoBrain Memory/Action Model

The final module of note is the Behavior module, which, in a memory-centric description, serves the auxiliary role of combining the various memory modules and representations to produce actions, which will be discussed in the next section.

GeckoBrain Behavior Model

The GeckoBrain Behavior Model architecture correlates behavior to several types of internal and external actions, and is arranged in a temporal chain of five elements: sensory, perception, analysis, synthesis and implementation. The sensory and implementation levels represent the interface between the physical sensors and effectors, respectively, and the internal behaviors. As the behavior chain cascades, preprocessing is performed by the perception layer, which includes



Perception
Analysis
Synthesis
Implementation
Sonar
DIRRS
Wheel Encoders
* forthcoming
Reactive
Contemplative
Proactive
Motors
Arm*
Camera*

Figure 3.2 – GeckoBrain Behavior Model

routines (e.g., virtual sensor extrapolation) to prepare incoming sensory data for further analysis (see below). All behaviors activated by the analysis layer are then synthesized, wherein, among other activities, potential behaviors convolve to form custom actions passed to the offboard effector controlling elements.

Within the analysis layer, we have characterized behaviors under three descriptors: reactive (involving little or no cognitive processing), contemplative (requiring non-predictive state assessment) and proactive (making predictions and acting upon probable future events). For instance, behaviors such as avoiding an unexpected obstacle should not be contemplative in nature – this type of behavior is almost instinctual. However, if an obstacle is remembered and the robot is approaching said obstacle, this is a proactive behavior in that the agent is predicting the probable location of the oncoming object.

Conclusion

We hope we have provided a compelling introduction to the GeckoBrain, and have elucidated upon its pragmatic and sound approach to autonomous control of mobile robots over many domains. We are upon the event horizon of truly autonomous mobile robot control reminiscent of the dawn of the computing era. Autonomous, mobile robots will be to the future what the PC industry was to the last score years of the 20th century and the GeckoBrain is poised to be a influential factor for years to come.

About GeckoSystems, Inc.

GeckoSystems, Inc. (GSI) is a leading developer of mobile robot solutions based in Conyers (Atlanta metro), Georgia, specializing in supplying mobile service robots that autonomously navigate your home, office, or place of business without human assistance.

Our unique combination of open architecture design, and upgradeable software systems reduce operational costs for ready customer acceptance.

Now entering its seventh year of business, GSI's approach enables the practical deployment of mobile service robots (MSRs) for the following markets:

GSI Target Markets(s):

- Law Enforcement & Security (Homeland Security)
- Professional Healthcare (telemedicine)
- Consumer (family care, home security)

For more information and the latest news visit www.geckosystems.com

Indication of Interest
In a Public Stock Offering
Of GeckoSystems, Inc.

Regarding this document:

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No sales of the securities will be made, or commitment to purchase accepted, binding or otherwise, until delivery of an Offering Circular that includes complete information about the issuer and the offering.
- Any Indication of Interest made by the prospective investor involves no obligation or commitment of any kind.

GeckoSystems, Inc. (GSI) is a developer of mobile robot solutions based in Conyers (Atlanta metro), Georgia, specializing in supplying mobile service robots (MSR's) that autonomously navigate, or patrol, your home, office, or place of business without human assistance. At this time the product line includes the CareBot™, SecurityBot™, and SuperVacBot™. The president and CEO is Martin Spencer. More information regarding the Company, its product line, and potential markets may be found at www.GeckoSystems.com.

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United Nations Economic Commission for Europe

Embargo:
21 October 2003,
00:01 hours GMT

Press Release ECE/STAT/03/P01
Geneva, 17 October 2003

Is recovery around the corner? Robot orders in first half of 2003 were up by 26% to the highest level ever recorded

Worldwide growth in the period 2003-2006 forecast at an average annual rate of 7.4%

Household robots are starting to take off

UNECE issues its 2003 World Robotics survey

Below are some of the many questions answered by the newly released survey ***World Robotics 2003*** produced by the United Nations Economic Commission for Europe (UNECE) in cooperation with the International Federation of Robotics (IFR). The following questions and answers provide an executive summary of this 380 page in-depth analysis:

- **How did the economic slow-down in 2002 affect the robot business?** "*The world market fell by 12% as a result of falling demand in all major markets. However, robots did much better than many other similar types of investment goods. Machine tools, for instance, fell in major markets three times as much as robots*, says Jan Karlsson, responsible for the UNECE/IFR publication. The robot market in the United States fell by 8%, by close to 11% in Japan and by 16% in the European Union. The drop in the European Union market should, however, be seen in the light of the fact that with the exception of 1997, when the market fell by 1%, the European Union has had market growth since 1994 and, except for 2001, double digit-growth.

- **What about the trends in 2003 and the forecast for 2003-2006?** The UNECE/IFR quarterly survey on order intake of industrial robots, which includes most of the world's largest companies, showed that worldwide order intake increased by 26%, compared with the same period in 2002. It was the highest order intake of industrial robots ever recorded, worldwide and in all regions, except in North America where it was the third best half year recorded. The order intake, by regions, of industrial robots during the first half of 2003, compared with the same period in 2002, was as follows:

  North America +35%, Europe +25%, Asia +18%, Other regions +19%

  These figures indicate that a strong recovery is in sight in the investment propensity in industry. The results for the first half of 2003 point to total sales of over 80,000 robots in 2003, compared with 68,600 in 2002.

  How many robots are now working out there in industry? Worldwide at least 770,000 units (possibly the real stock could be well over one million units), of which 350,000 in Japan, 233,000 in the European Union and about 104,000 in North America. In Europe, Germany is in the lead with just under 105,000 units, followed by Italy with 47,000, France with 24,000, Spain with 18,000 and the United Kingdom with 14,000.

- **<u>What is the forecast for 2005?</u>** A conservative forecast points to some 875,000 units worldwide, of which 333,000 in Japan, 303,000 in the European Union and 135,000 in North America.

- **Is Japan's lead position in automation eroding?** Robot business was booming in Japan in the 1980s and early 1990s. The optimism was unlimited. It seemed as if everything that could be robotized was robotized. Since the middle of the 1990s, the momentum in the robot business has moved to Europe and North America. In 2002, the robot stock increased by 6% in both regions. In Japan it has steadily been falling since 1998.

- **Why invest in robots?** In the last decade the performance of robots has increased enormously while at the same time their prices have been plummeting. A robot sold in 2002 would have cost less than a fifth of what a robot with the same performance would have cost in 1990. In the last few years the price decrease of robots has, however, started to level off. Profitability studies have shown that it is not unusual for robots to have a pay-back period as short as 1-2 years.

- **And not hire people?** In Germany, for instance, the prices of robots relative to labour costs have fallen from 100 in 1990 to 34 in 2002 and to 17 when taking into account the radically improved performance of robots. In North America, the relative price dropped to 24 and to about 12 if quality improvements are taken into consideration. *"Falling or stable robot prices, increasing labour costs and continuously improved technology are major driving forces which speak for continued massive robot investment in industry"*, concludes Jan Karlsson. Even in developing countries like Brazil, Mexico and China, robot investments are starting to take off at an impressive rate.

- **If robots are so profitable why is there not an even stronger rush to invest?** Robots are not products to be acquired "over the counter". In order to reap the benefits of robots, potential user companies must have sufficient in-house technological know-how as well as a thorough comprehension of their production processes.

- **How many robots per employee in the manufacturing industry?** About 310 per 10,000 employees in Japan, 135 in Germany, 109 in Italy, 91 in Sweden and between 50 and 70 in Finland, France, Spain, Benelux and the United States (the figure for Japan includes all types of robots while for all the other countries only multipurpose industrial robots are included. The figures are therefore not comparable).

- **In the car industry?** In Japan, Italy and Germany there is more than 1 robot per 10 production workers.

- **Are we seeing any service robots in our homes?** At the end of 2002 more than 50,000 autonomous vacuum cleaners and lawn-mowing robots were in operation. By the end of 2006, a tenfold increase is predicted.

- **How are service robots for professional use doing?** Medical robots, underwater robots, surveillance robots, demolition robots and many other types of robots for carrying out a multitude of tasks are doing very well. A stock of some 19,000 units was estimated at the end of 2002. In the period 2003-2006, another 30,000 units are projected to be added to the stock.

- **In the long run service robots will be everyday tools for mankind.** They will not only clean our floors, mow our lawns and guard our homes but they will also assist old and handicapped people with sophisticated interactive equipment, carry out surgery, inspect pipes and sites that are hazardous to people, fight fire and bombs and be used in many other applications described in the present issue of ***World Robotics 2003***.

Details of the market development for industrial robots in France, Germany, Italy, Spain, United Kingdom and United States are presented in a separate press release for each of those countries.

The facts

World market fell by 12% in 2002...

Worldwide sales of multipurpose industrial robots peaked in 1990 when they reached over 80,000 units. Following the recession in 1991-1993, worldwide sales fell to about 53,000 units in 1993. The world robot market then started a period of strong recovery, which peaked in 1997 when it reached a level of 82,000 units. In 1998, however, sales plunged by 15% to just under 69,000 units. The market recovered sharply in 1999 with sales of nearly 80,000 units, an increase of almost 15% over 1998. In 2000, growth accelerated to 24%, attaining a record of almost 99,000 units. In 2001 and 2002, however, the world market fell by 21% and 12%, respectively, reaching 68,600 units (see table 1 and figure 1).

...as a result of falling demand in all major markets

After two years of falling or stagnant sales, there was a sharp recovery in Japan in 2000. Sales of all types of industrial robots surged by 32% over 1999, reaching almost 47,000 units. As from 2001, data for Japan excludes almost all dedicated robots (only dedicated robots for machining are included). Data for 2000 and 2001 are thus not comparable. Between 2001 and 2002, however, sales in Japan fell by almost 11% to about 25,400 units.

From 1995 to 2000, the robot market in the United States was booming every second year and, in the years between, it was flat or falling. In 1995, 1997 and 1999 it increased by 32%, 28% and 37%, respectively. By contrast, in 1996 and 1998, the market dropped by 5% and 13%, respectively, while in 2000 it was almost flat (+1%). However, the highest sale of industrial robots ever recorded was in 2000 when it reached nearly 13,000 units. In 2001, the market fell by nearly 17% to 10,800 units followed by another drop of 8% in 2002 to just under 10,000 units.

... but robots did much better than many other types of investment goods

While the market for industrial robots fell by 8% in the United States, the market for machine tools fell by as much as 36%. In Japan and Germany the same pattern was prevailing. Machine tools fell by 32% and 20%, respectively, while robots "only" fell by 11% and 7%.

After years of booming sales the robot market in the European Union fell by 16% ...

In the European Union, sales of multipurpose industrial robots rose by 19% in 2000 to 29,800 units. In 2001, sales continued to grow but by a modest 3%, reaching 30,700 units. With the exception of 1997, when the market fell by 1%, the European Union has had market growth since 1994 and, except for 2001, double-digit growth. This came to a halt in 2002, when the market fell by 16% to just under 26,000 units. Almost all EU countries showed a falling demand. In the United Kingdom, the market plummeted by as much as 61%.

Is recovery around the corner? The first half of 2003 was the best first half ever recorded for robotics

Looking at the first half of 2003, the UNECE/IFR quarterly survey on order intake of industrial robots, which includes most of the world's largest companies, showed that worldwide order intake increased by 26%, compared with the same period in 2002. It was the highest order intake of industrial robots ever recorded. The order intake, by regions, of industrial robots during the first half of 2003, compared with the same period in 2002, was as follows:

North America	**+35%**	**Europe**	**+25%**
Asia	**+18%**	**Other regions**	**+19%**

These figures indicate that a strong recovery is in sight in the investment propensity in industry. They also give solid support to the forecasts described above. In fact these results for the first half of 2003 point to total sales of over 80,000 robots in 2003, compared with 68,600 in 2002 (it should be noted that the forecast of merely 73,400 units for 2003, which is indicated in table 1, is part of a trend forecast for the whole period 2003-2006 and not a short-term forecast as presented here).

Table 1

Installations and operational stock of multipurpose industrial robots in 2001 and 2002 and forecasts for 2003-2006.
Number of units

	Yearly installations				Operational stock at year-end			
Country	**2001**	**2002**	**2003**	**2006**	**2001**	**2002**	**2003**	**2006**
Japan	**28,369**	**25,373**	**27,300**	**33,900**	**361,232**	**350,169**	**344,000**	**333,400**
United States	**10,813**	**9,955**	**11,400**	**14,500**	**97,257**	**103,515**	**111,100**	**135,200**
European Union	**30,735**	**25,866**	**26,600**	**31,800**	**219,515**	**233,139**	**248,100**	**303,500**
Germany	12,706	11,867	12,000	13,900	99,195	105,217	111,300	136,400
Italy	6,373	5,470	5,700	6,600	43,911	46,881	50,500	62,000
France	3,484	3,012	2,900	3,300	22,753	24,277	25,900	31,700
United Kingdom	1,941	750	800	1,100	13,411	13,651	13,700	14,400
Austria a/	330	670			3,153	3,521		
Benelux a/	620	620			8,590	8,674		
Denmark	330	249			1,683	1,853		
Finland	408	248			2,927	3,023		
Portugal	100	100			800	844		
Spain	3,584	2,420			16,378	18,352		
Sweden	659	460			6,714	6,846		
Other Europe	**698**	**744**	**800**	**1,100**	**11,002**	**11,013**	**10,500**	**12,100**
Czech Rep. a/	70	90			985	1,025		
Hungary	27	64			120	176		
Norway	98	80			618	664		
Poland	20	150			520	644		
Russian Fed. a/	150	190			5,000	5,000		
Slovakia b/								
Slovenia b/								
Switzerland a/	333	170			3,759	3,504		
Asia/Australia	**5,310**	**5,108**	**5,600**	**7,500**	**56,997**	**60,412**	**64,300**	**73,300**
Australia	270	510			2,953	3,310		
Rep. of Korea (all types of industrial robots)	4,080	3,998			41,267	44,265		
Singapore a/	300	100			5,458	5,346		
Taiwan, Province of China	660	500			7,319	7,491		
Other countries a/	**2,250**	**1,520**	**1,700**	**2,300**	**10,374**	**11,640**	**12,900**	**17,800**
Subtotal, excl. Japan and Rep. of Korea	**45,726**	**39,195**	**41,800**	**51,900**	**353,878**	**375,454**	**446,900**	**541,900**
Total, including Japan and Rep. of Korea	**78,175**	**68,566**	**73,400**	**91,100**	**756,377**	**769,888**	**838,400**	**875,300**

Sources: UNECE, IFR and national robot associations.

a/ Estimated by UNECE and IFR for some or for all the years. b/ As from 1999 included in the aggregate "Other countries".

Europe and the United States are rapidly catching up with Japan...

In the early 1990s, installations of multipurpose industrial robots in the European Union and the United States only amounted to about 20% and 7%, respectively, of Japan's installations of (all types of) industrial robots. Following the more restrictive reporting by Japan, data show that as from 2001 more multipurpose industrial robots were installed in the European Union than in Japan.

Looking at the operational stock of industrial robots, again relating Japan's stock (to which all types of robots were added up to and including 2000) to those of multipurpose robots in the European Union and the United States, the same pattern prevails. The EU stock rose from 23% of that of Japan in 1990 to 67% in 2002. The corresponding figures for the United States were 12% and 30%, respectively. Again, if separate data had been available for multipurpose industrial robots in Japan, they might very well have shown a stock of a magnitude between that of the United States and that of the European Union.

Figure 1. Yearly installations of industrial robots, 2001-2002 and forecast for 2003-2006


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Number of units
2001
2002
2003
2004
2005
2006
Japan
United States
European Union
All other countries

Figure 2. Estimated operational stock of industrial robots 2001-2002 and forecast for 2003-2006


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Number of units
2001
2002
2003
2004
2005
2006
Japan (see note below)
United States
European Union
All other countries

Note 1: Addition to the stock data for Japan included dedicated robots up to and including 2000. Stock data shown here are therefore not fully comparable with those of other countries.

Estimate of the worldwide operational stock of industrial robots

Total accumulated yearly sales, measured since industrial robots started to be introduced in industry at the end of the 1960s, amounted at the end of 2002 to some 1,328,000 units, including, as mentioned before, the dedicated industrial robots installed in Japan up to and including 2000. Many of the early robots, however, have by now been taken out of service. The stock of industrial robots in actual operation is therefore lower. UNECE and IFR estimate the

total worldwide stock of operational industrial robots at the end of 2002 between a minimum of 770,000 units and a possible maximum of 1,050,000 units

The minimum figure above is derived on the assumption that the average service life is 12 years. A UNECE/IFR pilot study has indicated that the average service life might in fact be as long as 15 years, which would result in a worldwide stock of 1,050,000 units.

The minimum 2002 stock of 770,000 units can be compared with 756,000 units at the end of 2001, representing an increase of just under 2%. As can be seen from table 1 and figure 2, Japan accounts for just under half the world robot stock - largely because the Japanese figures (up to and including 2000) include all types of robots. Its share is, however, rapidly diminishing.

As from 1998, the robot stock in Japan started to decline at an accelerated rate. By 2002, its robot stock had fallen to only 85% of that of 1997.

Excluding Japan and the Republic of Korea, the world stock of multipurpose industrial robots amounted at the end of 2002 to 375,000 units, or 6% more than in 2001. As for the European Union and North America, the stock of industrial robots rose by 6% in both regions, reaching 233,000 units and 104,000 units, respectively.

Forecasts for 2003-2006

The world market for industrial robots is projected to increase from 68,600 units in 2002 to just over 91,000 in 2006 or by a yearly average of 7.4% (see table 1 and figure 1).

Growth in robot investment in Japan will be spurred by an increasing demand for replacement investment. Between 2002 and 2006, sales are projected to increase from 25,400 units to almost 34,000 units, which, bearing in mind the slump in recent years, is a rather modest recovery.

Steady growth in Europe and in North America

The robot market in the European Union is expected to grow from 25,900 units in 2002 to just under 32,000 units in 2006, representing an annual average growth of 5.3% (see table 1 and figure 1). In North America, the mark et is estimated to grow by an average annual rate of 9.9%, which implies that it will reach between 14,000 and 15,000 units in 2006. In view of a somewhat optimistic economic forecast by OECD of a recovery, these forecasts for robotics, mainly based on the opinions of robotics experts, might be somewhat too conservative.

The operational stock of industrial robots continues to grow, except in Japan

In terms of units, it is estimated that the worldwide stock of operational industrial robots will increase from about 770,000 units at the end of 2002 to 875,000 at the end of 2006, representing an average annual growth of 4.5%.

The year 1997 was the peak one for the Japanese robot stock, when it reached 413,000 units, including all types of industrial robots. By end 2002, it had fallen to 350,000 units and is projected to fall to 333,000 units in 2006.

When excluding Japan and the Republic of Korea, the remaining world operational stock of multipurpose industrial robots is forecasted to increase from 375,000 units to 542,000 units in the period 2002-2006, representing an average yearly increase of 9.5%.

In the United States, the operational stock of multipurpose industrial robots is forecast to reach 135,000 units in 2006. The projection for the European Union is 304,000 units, of which 136,000 in Germany; 62,000 in Italy; 32,000 in France; and 14,000 in the United Kingdom (see table 1 and figure 2).

These estimates of stock data are minimum figures. Assuming a longer average service life of robots (15 years instead of 12 years) would significantly increase the estimated stock.

Growth in robot investment is spurred by plummeting robot prices but price decreases are starting to level off...

In the 1990s, prices of industrial robots were plummeting while at the same time their performance, measured both for mechanical and electronic characteristics, was improving continuously. A UNECE/IFR survey, which covered the period 1990-2000, showed the following results:

- List price of one robot unit .... -43%
- Number of units delivered .... +782%
- Number of product variants that can be supplied to customers .... +400%
- Total handling capacity (including gripper module) .... +26%
- Repetition accuracy .... +61%
- Speed of the 6 axes .... +39%
- Maximum reach .... +36%
- Mean time between failures .... +137%
- RAM in Mbytes .... over 400 times
- Bit-size of the processor .... +117%
- Maximum number of axes that can be controlled .... +45%

Prices of industrial robots, expressed in constant 1990 US dollars, have fallen from an index 100 to 57 in the period 1990-2002, without taking into account that robots installed in 2002 had a much higher performance than those installed in 1990 (see figure 3). When taking into account quality changes it was estimated that the index would have fallen to 27. In other words, an average robot sold in 2002 would have cost only a fourth of what a robot, with the same performance, would have cost in 1990, if it ever had been possible to produce such a robot in that year.

At the same time, the index of labour compensation in, for instance, the American business sector increased from 100 to 151 (see table 2). This implies that the relative prices of robots in the United States fell from 100 in 1990 to 26 in 2002, without taking into consideration the enormous improvements in robotics during this period, and to only 14 when taking such improvements into consideration. Other major robot-using countries had similar developments in their relative robot prices.

Measurements of robot density based on the total number of persons employed

In figure 4 five groups of countries can be distinguished with respect to robot densities, expressed as the number of robots per 10,000 persons employed in the manufacturing industry (ISIC rev.3: D). The first group includes Japan and the Republic of Korea, whose robot stock includes all types of industrial robots and is therefore not comparable with other countries. In 2002, these two countries had robot densities of about 310 and 130, respectively. While the density in the Republic of Korea is increasing rapidly, it has fallen in Japan since the peak in 1998.

The second group is topped by Germany, which in 2002 had a density of 135, followed by Italy with 109 and Sweden with 91 robots per 10,000 employed in the manufacturing industry. The third group of countries includes Finland with 68, France with 67, and Spain with 66 robots per 10,000 employed in the manufacturing industry. In the fourth group, the densities ranged between 58 and 36 in the United States, Benelux, Denmark, Austria and the United Kingdom. In Norway and Australia the density amounted to 21 and 33, respectively, while at the bottom was Portugal with 9. Countries in central and eastern Europe, with the exception of the Czech Republic, have even significantly lower densities.

Despite this large range in the robot densities of European countries, it is interesting to note that the robot density in the European Union is about 50% higher than that of the United States.

Robot densities – over 1 robot per 10 workers in the motor vehicle industry

Figure 5 shows data on the number of multipurpose industrial robots per 10,000 production workers in the motor vehicle industry. Japan is in the lead with 1,700 robots per 10,000 workers but, bearing in mind that Japan includes all types of robots (up to and including 2000), it is not comparable with the densities of other countries. Thereafter follows Italy with a density of 1,130, Germany 1,000, United States 770, Spain 760, France 630, Sweden 570 and the United Kingdom 550. The technological level with respect to robotics is thus rather homogeneous in the motor vehicle industry in the above-mentioned countries.

When countries collect data they do not always include the same types of robots - some countries concentrate on the more sophisticated robots while others, e.g. Republic of Korea, collect data on all types of robots that satisfy the IFR definition. For this reason, country data are not always comparable. Looking only at the subset of robots with 5 axes or more, the comparability between countries is significantly improved (see table 3).

Figure 3
Price index of industrial robots for international comparison (based on 1990 $ conversion rate), with and without quality adjustment.


Index 1990 = 100
100
90
80
70
60
50
40
30
20
10
0
Robot prices, not quality adjusted
Robot prices, quality adjusted
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Table 2

Price index of industrial robots in the United States, with and without quality adjustment. Index of labour compensation per employee and hourly wages, excluding social costs, in selected industry branches

Year	Index of robot prices, 1990=100		Index of labour compensation		Hourly wages, excluding social costs, production workers, $		
	without quality adjustment	with quality adjustment	Business sector a/	Manufact. industry (ISIC rev.3:D) b/	Manufact. industry (ISIC rev.3:D) c/	Food industry (ISIC rev.3: 15+16) c/	Motor veh. industry (ISIC rev.3: 34) c/
1990	**100.0**	**100.0**	100.0	100.0	10.83	9.62	14.56
1991	**95.5**	**93.3**	103.9	100.9	11.18	9.90	15.23
1992	**69.0**	**64.7**	109.8	115.3	11.46	10.20	15.45
1993	**52.1**	**45.6**	112.9	120.0	11.74	10.45	16.10
1994	**55.9**	**47.3**	115.5	123.5	12.07	10.66	17.02
1995	**58.7**	**48.0**	117.7	126.8	12.37	10.93	17.34
1996	**55.1**	**42.3**	120.6	129.8	12.77	11.20	17.74
1997	**45.6**	**30.6**	124.5	133.1	13.17	11.49	18.04
1998	**45.3**	**28.1**	130.7	136.4	13.49	11.80	17.84
1999	**40.0**	**20.7**	136.3	140.1	13.90	12.11	18.10
2000	**36.6**	**19.2**	144.4	146.1	14.37	12.51	18.80
2001	**31.0**	**16.6**	147.7	150.8	14.83	12.89	19.40
2002	**36.9**	**18.5**	151.4	156.4	15.30	13.23	20.50

Sources: United Nations Economic Commission for Europe (UNECE) and International Federation of Robotics (IFR).

a/ Source: OECD Economic Outlook, December 2002. Data for 2002 are estimated.

b/ Total compensation, blue-collar occupations. Source: U.S. Bureau of Labor Statistics. Data for 2002 are provisional.

c/ Source: U.S. Bureau of Labor Statistics. Data for 2002 are provisional.

General note: The robot price indices calculated for individual countries are always based on prices of the same seven robot models supplied by four major international robot companies with large market shares in Europe and the United States.

	2002
Japan a/	308
Rep. of Korea b/	128
United States	58
European Union	86
Germany	135
Italy	109
Sweden	91
Finland	68
France	67
Spain	66
Austria	54
Benelux	51
Denmark	43
United Kingdom	36
Australia	33
Norway	21
Portugal	9
Czech Rep.	8

Figure 4. Number of robots per 10,000 persons employed in the manufacturing industry in 2002


Number of units
160
140
120
100
80
60
40
20
0
United States
European Union
Germany
Italy
Sweden
Finland
France
Spain
Austria
Benelux
Denmark
United Kingdom

Sources: UNECE and IFR.

a/ Up to and including 2000, data for Japan include all types of robots. As from 2001, data exclude dedicated robots, except for dedicated machining robots. As from 2001, Japanese statistics are therefore much more comparable with those of other countries.

b/ All types of industrial robots.

	2001	2002
France	540	630
Germany	890	1,000
Italy	1,010	1,130
Japan	1,600	1,700
Spain	670	760
Sweden	540	570
United Kingdom	520	650
United States	690	770

Sources: UNECE and IFR.

Figure 5. Number of robots per 10,000 production workers in the motor vehicle industry, 2001 and 2002


Number of units
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
France
Germany
Italy
Japan
Spain
Sweden
United Kingdom
United States
2001
2002

Table 3

Number of multipurpose industrial robots with 5 axes or more compared with the total number of multipurpose industrial robots in 2002. Ranking according to number of robots with 5 axes or more

	All robots	Robots with >= 5 axes	% share
USA	9,955	9,090	91.3
Germany	11,868	8,161	68.8
Italy	5,470	4,386	80.2
France	3,012	2,469	82.0
Spain	2,420	2,047	84.6
Rep. of Korea a/	3,998	1,142	28.6
United Kingdom	750	694	92.5
Austria	670	604	90.1
Sweden	460	449	97.6
Benelux	620	439	70.8
Finland	248	241	97.2
Denmark	249	208	83.5
Russian Fed.	190	180	94.7
Switzerland	170	151	88.8
Poland	150	136	90.7
Norway	80	68	85.0
Hungary	64	61	95.3
Subtotal	**40,373**	**30,548**	**75.7**
Japan	25,373	n.a.	
All other countries	2,820	n.a.	
Total	**68,566**		

Sources: UNECE, IFR and national robot associations.

a/ All types of industrial robots. About 26% of the robots are not classified by number of axes.

Diffusion of service robots

Table 4 gives details about the results of the UNECE/IFR survey of sales of service robots, broken down by application areas. As many companies did not provide market data, the figures reported here probably underestimate significantly the true sales amounts as well as the installed base of robots.

Except for domestic robots (so far mainly lawn-mowing robots) and entertainment robots, almost all service robots installed up to 2002 and inclusive are robots for professional use. The major application areas for professional robots are underwater robots, medical robots, demolition robots, mobile robot platforms for multiple use, laboratory robots, and cleaning robots.

Service robots for professional use: 18,600 units installed up to the end of 2002

Of the estimated 18,600 units of service robots for professional use installed up to the end of 2002, underwater robots with their 3,680 units accounted for 20% (see table 4 and figure 6). Thereafter followed cleaning robots with 18%, demolition robots with 15% and medical robots with 12%. Mobile robot platforms had a share of 10% while laboratory robots made up 6%. Milking robots had a share of nearly 4%.

As the unit values differ very significantly between various application areas - from some hundreds of thousands of dollars for underwater robots and medical robots to a few thousand dollars for laboratory robots or a few hundred dollars for domestic or entertainment robots - market data, expressed in terms of value in US dollars, might differ quite substantially from market data expressed in number of units.

Service robots for personal and private use: over 600,000 units sold up to end 2002

Service robots for personal and private use are recorded separately, as their unit value is only a fraction of that of many types of service robots for professional use. They are also produced for a mass market with completely different marketing channels.

So far, service robots for personal and private use are mainly in the areas of domestic (household) robots, which include vacuum cleaning and lawn-mowing robots, and entertainment robots, including toy and hobby robots (see table 4). Sales of lawn-mowing robots have started to take off very strongly, with sales in excess of 10,000 units, and should continue to boom. The market potential is very large. Vacuum cleaning robots were introduced on the market at end of 2001. The market expanded rapidly in 2002-2003.

Up to the end of 2002, it is estimated that some 54,000 domestic robots, all types included, have been sold. As for entertainment robots, it is estimated that almost 550,000 units have been sold up to the end of 2002.

Projections for the period 2003-2006: 30,000 new service robots for professional use to be installed

Turning to the projections for the period 2003-2006, the stock of service robots for professional use is forecasted to increase by some 30,000 units (see table 4 and figure 6). Application areas with strong growth are medical robots with more than 6,000 new robots being added, surveillance and security robots (3,800), underwater robots (3,000), mobile robot platforms for multiple use (2,800), cleaning robots (1,700) and robotic systems for milking (1,450).

Projections for the period 2003-2006: over 2.1 million units of service robots for personal use to be sold

It is projected that sales of all types of domestic robots (vacuum cleaning, lawn-mowing, window cleaning and other types) in the period 2003-2006 can reach some 638,000 units (see table 4 and figure 7). Although this number excludes the too optimistic forecasts of several millions of units made by some companies, it might in the light of sales recorded already in 2003 be far too low.

The market for toy and entertainment robots is forecasted to exceed 1.5 million units, most of which, of course, are very low cost. One company expects sales of several millions of units within the next years. This estimate has been excluded from the numbers shown in table 4 and figure 7.

Table 4

Estimated number of service robots installed up to the end of 2002, by application areas, and forecasts for the period 2003-2006

Types of robots	Stock at end 2002	Installations 2003-2006
SERVICE ROBOTS FOR PROFESSIONAL USE:		
Cleaning robots	3,370	1,710
Floor cleaning	340	520
Tank cleaning a/		
Window cleaning; wall cleaning a/		
Other (pool cleaning, cleaning aircraft, boats, reservoirs, etc.)	3,030	1,190
Sewer robots (cleaning, inspection)	80	130
Wall-climbing robots (cleaning, inspection) c/		
Inspection robots, general (power plants, nuclear sites, bridges etc.)	215	240
Demolition robots	2,700	1,510
Robots for servicing and/or dismantling nuclear, chemical, waste, military and other hazardous complexes	65	40
Underwater robots	3,680	3,050
Inspection		
Work class robots		
Medical robots	2,285	6,090
Surgical robots	2,155	4,720
Robot-assisted surgery	55	1,220
Other b/	75	150
Robots for disabled persons; Assistive robots; Wheelchair robots b/	175	140
Courier robots; Mail delivery robots b/	125	40
Mobile robot platforms (multiple use)	1,910	2,840
Surveillance robots; Security robots	260	3,840
Guide robots (e.g. in museums)	10	20
Refuelling robots	55	1,050
Fire and bomb fighting robots b/	240	350
Robots in the construction industry c/		
Robots in agriculture and forestry, of which	730	1,450
Automated milking systems	730	1,450
Hotel and restaurant robots b/ c/		
Clean-room robots c/		
Laboratory robots	1,050	410
Nano robots, micro robots c/		
Humanoid robots c/		
Space robots c/		
Other types	1,650	6,870
Total number of units	**18,600**	**29,780**
Estimated value in $ million, of which	**2,625**	**3,280**
controls systems, sensors, software, services and R&D	165	240
SERVICE ROBOTS FOR PERSONAL AND PRIVATE USE:		
Domestic robots	53,500	638,000
Vacuum cleaning b/		400,000
Lawn-mowing		125,000
Other		113,000
Entertainment/hobby/leisure time robots b/	545,000	1,500,000
Educational robots b/	8,300	15,320
Robots in marketing	20	10,100
Customized robots	20	40
Total number of units	**606,840**	**2,163,460**
Estimated value in $ millions	960	2,750
Total number of units (professional and private use)	**625,440**	**2,193,240**
Estimated value in $ millions	**3,585**	**6,030**

Sources: UNECE and IFR.

a/ Included in other (pool cleaning, cleaning aircraft, boats, reservoirs, etc.).

b/ Too optimistic market estimates by companies for 2003-2006 have been excluded.

c/ No information or estimate available or data included in "Other types".

Figure 6 Service robots for professional use. Stock at the end of 2002 and projected installations in 2003-2006


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Number of units
Up to end 2002
New installations 2003-2006

Figure 7 Service robots for private use. Stock at end 2002 and projected installations 2003-2006


1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0,000
Number of units
Domestic
Entertainment
Up to end 2002
New installations 2003-2006

The publication ***World Robotics 2003*** – *Statistics, Market Analysis, Forecasts, Case Studies and Profitability of Robot Investment* is available, quoting Sales No. GV.E.03.0.16 or ISBN No. 92-1-101059-4, through the usual United Nations sales agents in various countries or from the United Nations Office at Geneva (see address below), priced at US$ 130:


World 2003
ROBOTICS
UNITED NATIONS

Sales and Marketing Section
United Nations
Palais des Nations
CH - 1211 Geneva 10, Switzerland

Phone: +41(0)22 917 26 00 / 26 14
Fax: +41(0)22 917 00 27
E-mail: unpubli@unog.ch

For more information about the publication, please contact:

Mr. Jan Karlsson
Statistical Division
United Nations Economic Commission for Europe (UNECE)
Palais des Nations
CH - 1211 Geneva 10, Switzerland

Phone: +41(0)22 917 32 85
Fax: +41(0)22 917 00 40
E-mail: jan.karlsson@unece.org

or: International Federation of Robotics (IFR)
Statistics Department
c/o VDMA Robotics+Automation
Lyoner Str. 18
D – 60528 Frankfurt am Main
Germany

Phone: +49 (69) 6603 1502
Fax: +49 (69) 6603 2502
E-mail: gudrun.litzenberger@vdma.org

SURVEY ON THE COMMERCIALIZATION OF MOBILE ROBOTICS

By:

Dr. Robert Finkelstein
Robotic Technology Inc.
11424 Palatine Drive
Potomac, Maryland 20854-1451
Phone: (301)-983-4194
Fax: (301)-983-3921
RobertFinkelstein@compuserve.com

Excerpted From The Final Report:

MOBILE ROBOT BUSINESS MODELS AND TECHNOLOGY

Under Sponsorship Of:

Dr. Douglas Gage
Defense Advanced Research Projects Agency
3701 North Fairfax Drive
Arlington, Virginia 22203-1714

January 02

EXECUTIVE SUMMARY, CONCLUSIONS AND RECOMMENDATIONS

This report is an **excerpt** from the final report *Mobile Robot Business Models and Technology*, and includes the Executive Summary from the report and the sections focused on the survey of robotics experts. We are providing this report, as promised, to the respondents in the survey in exchange for their kind participation.

The **purpose of this project** is to examine the business models of companies in the business of mobile robotics and to survey key Roboticists to determine the **reasons for success and failure** of commercial robotics products and enterprises. The commercial success of mobile robots would allow the military to deploy technically and economically feasible combat robots sooner rather than later – as happened with the personal computer. By identifying critical paths and nodes to success, DARPA will be better able to **leverage commercial efforts** for military applications.

We compiled business information on mobile robot products and manufacturers using our *EnviroScan* technique, where we monitor the dynamic change in the competitive and marketplace environment by systematically reviewing published and online materials. The specific questions to be addressed in our study include:

- ☐ What are the business models used by past, current and emerging mobile robotic manufacturers?
- ☐ What were the important business lessons learned by mobile robotic manufacturers?
- ☐ What business factors and considerations should DARPA consider in their consideration of mobile robotic funding?
- ☐ What was the level of autonomous technology utilized by the commercial mobile robotics products?

We first examined the **extant information** to discern the business models for mobile robots and the lessons learned. We found that past business models for robotic products focused on technology instead of **marketing and sales**. There was little in the way of determining the **customer's needs and wants**, of providing **value** to the customer. Customers are not motivated to pay more for **minor gains in convenience or efficiency** using robotics – the gains should be major or revolutionary. Acceptable **production practices** tended to be ignored, with insufficient emphasis on **reducing product costs** or **improving the cost/benefit ratio**. There was **insufficient capital for long-term investment** to sustain the fledgling enterprise. Paradoxically, the robotics industry has **progressed too slowly** – with occasional lumbering bureaucracies – to **agilely exploit improvements** in technology or to **appeal to consumers** during times of prosperity or gadget enthusiasm. There has been a tendency to **hype and oversell** robotics products, thereby **disappointing customers** of that product – and all other current and future robotics products. The chance of success is greater for robotics products focused on specific **market niches**, as opposed to being all things to all markets. We then offered a précis of a number of cases for mobile robotics companies.

We also **surveyed** a distinguished population of robotics experts (the list is included in **Appendix A**), several of whom founded commercial mobile robotics companies, to discern the business models for mobile robots and the lessons learned. We had 29 respondents out of a prospective population of 122, for a return rate of 24 %, which is quite satisfactory (an additional two responses were submitted too late for inclusion in the results). The survey provided interesting insights in the form of comments, opinions, and statistical analyses of the quantitative scoring.

The respondents see (through statistical aggregation) the current state of robotic technology, relative to existing or commercialization, as **satisfactory** – not bad, but not great. They forecast **2006** as the **first year for the successful commercialization** of mobile robots, although particular applications will have success in at different times. They predict that by **2010** there will be mobile robots in **many applications** (mid-range between "no market" and "nearly everybody has one"). The most promising near-term commercial prospects are deemed to be **toys and entertainment** and **security and law enforcement**. The least promising are business, household, and food service robots. The civil security and law enforcement applications offer the most promising technology transfer for military applications, including the benefits of low cost components and production efficiencies. By **2036** mobile robots will comprise a **significant portion of the U.S. economy**, according to our respondents (the optimist's year is 2021). The major impediment to the large-scale commercialization of mobile robots was proclaimed to be **high cost**. This was followed, in order of decreasing importance, by: **insufficient investor interest**, immature technology, lack of customer acceptance, and lack of government support. Our respondents prognosticate **revenues for mobile robotics**, by **2005**, to be **$5.4 billion**, plus or minus $1.2 billion (optimists predict $13 billion in revenues, while pessimists see $1.2 billion). Key technologies which need the most research and development in order to significantly improve mobile robotics were deemed to be **sensor processing** and **propulsion and energy** systems. The other technologies considered are (lower scores indicate the greater need for R&D):


Key Technologies
Scores
10
8
6
4
2
0
Key Technologies Ranked
Sens Proc
Prop
Hu/Mach
Sensors
Mobility
Comp So
Other
C Sys Arc
Sof Tools
Data WM
C HDW

In sequence, the **graphics key** is: sensor processing (Sens Proc); propulsion and energy systems (Prop); human/machine interfaces (Hu/Mach); sensors (Sensors); mobility platform and effector design (Mobility); computer software (Comp So); other (Other); control system architectures (C Sys Arc); software tools (Sof Tools); databases and world modeling (Data WM); computer hardware and hardware architecture (C HDW).

The respondents predicted that **insect level intelligence** would be achieved in mobile robots by **2009**, that **rat level intelligence** would be available by **2024**; and that **human level** intelligence would be achievable by **2065** (albeit with a few who said "never").

We determined the **level of autonomy** in products with which our experts are familiar and whether the level of autonomy was appropriate to it functionality and advertised ability. Most were familiar with products having various levels of autonomy (e.g., floor cleaning, educational and hospital delivery robots) or were completely teleoperation. They thought the current level of autonomy was relatively **primitive** and that **greater autonomy** would ultimately be needed to achieve major success with commercial mobile robots. However, the level of autonomy should **not exceed what is actually needed** for a given product or application – at the risk of **unnecessary complexity and cost**.

We asked our experts about the **major flaw in failed business models** for the commercialization of mobile robots (e.g., overestimating technology, underestimating development or product costs, insufficient investment, lack of value to customers, excessive competition, etc.). Responses noted the tendency to **underestimate technical difficulties** and **development and product costs** while **overestimating performance**. Also cited is the **lack of existing successful business models** to serve as templates, and the **lack of understanding of the value** of the robot to the customer. Trying to have the **robot do too many things** is another stated problem. And, of course, **insufficient investment** is cited as a problem. There is **not a mass market production mentality – too many academics with not enough business acumen**. And robot products should be marketed by **already successful companies** already selling functionally similar products (e.g., for floor cleaning) not robot technology companies – which do **poor marketing**.

We asked our experts what is needed **for mobile robot business models – and commercialization – to become successful**. Respondents noted: the need for **greater product capability at lower cost**; corporate managers and corporate cultures striving for **cost effectiveness**; focus on the **satisfying customer needs and wants, not technology**; **long-term investment**; **patience** for a new technology to penetrate a new market; **openness to many customer options**, like full service and leasing; **standardization for robotics** as in the computer industry; a **vision** for the industry and applications; and a killer application (i.e., killer app).

Our respondents are awaiting some **technology and economic solutions** (e.g., low cost and effective sensors, autonomy, energy sources, and software), as well as the adoption of **standards** (including standardized interfaces and plug n' play like the PC industry) and **code legacy** to avoid always building robotic systems from scratch. Robot platforms are conceptually mature but tend to be **poorly manufactured** – becoming expensive academic exercises. **Robustness and simplicity** are lacking. There is a need to find the right **niche application** and **get people excited** about it. **Pets and entertainment** may be the near-term impetus. Other near-term applications that respondents mentioned include security, cleaning, fetch-and-carry, and mowing. Lego is said to have sold more robots (quantity) than anyone else – the **toy market** (also with robotic pets) is doing well already. **Household robots** are deemed important (probably a killer app), but are unlikely to meet cost requirements in the near future. But useful robots will attract customers, who will lead to more production and economies of scale, which will lead to reduced costs and lower prices and more customers. Long term investment is needed – if not from investors, then from government, especially for high-risk R&D.

We also examined the **external business environment** for commercialized mobile robots. Slow progress in commercialization deters venture capitalists, who want quick returns, and the dearth of investment further slows progress - in a vicious circle. There has been one small venture fund created exclusively for robotics (Robotic Ventures), with the promise of a larger fund if the first is successful. A forecast (from ActiveMedia) indicates that the sales of commercial mobile robots should reach more than **$17 billion by 2005** (which is significantly more than the expected value of **$5.4 billion by 2005** predicted by our respondents). In 2001, about 11,000 mobile robots were sold, worth about **$1.2 billion**. But more than 2,000 of those robots were Sony's robotic dog. The forecast also predicts autonomous robots in 2005 that will function intelligently in applications such as security, entertainment, wheelchairs, lawn mowing, and household service.

There are a number of **regulatory and legal issues** to be settled before ubiquitous robots pervade society, to regulate safety and liability.

We performed a **functional analysis and technology assessment**, decomposing the nominal mobile robot into its constituent **subsystems**: computer control systems (control system architecture, software tools, sensory perception, databases and world modeling, internal and external communication, mobility, and hardware architecture); sensor systems (internal and external sensors, sensor processing, and sensor architecture); effector systems (structural dynamics and kinematics, manipulators and end effectors, and propulsion systems); human interface systems (controls and displays, testing, maintenance and support, and training). We discussed the nature of the robotic subsystems and then assessed the state of the relevant technology for mobile robots for various **applications**: agriculture, construction, household service, industrial service, medical and healthcare, office and building service, toys and entertainment, and transportation.

Some key technologies serve as showstoppers – barriers to commercializing mobile robots for various markets and applications. For example, suitable sensory perception, manipulators, and end effectors are preventing technologically suitable robotic fruit pickers (while lack of software tools means that any robot behavior must be non-economically custom programmed). On the other hand, the current state of sensory perception, manipulators, and end effectors are not technological barriers to robotic dolls and pets. There are a number of technology gaps for household service robots (i.e., the all-purpose servant) and transportation robotic vehicles (e.g., the intelligent, autonomous automobile). If there are no technological gaps to be crossed, then a commercializing a given application within a market sector is largely a question of clever systems integration, appropriate investment, solid operations management, and a sharp business plan.

While mobile robots can be commercialized for some markets and applications without extensive technological development, some of the most important applications (such as intelligent, autonomous automobiles) do need significant effort. And virtually all robot applications must be made economically competitive with current systems through the development of **standard, modular software tools** and **efficient manufacturing processes** for the robots (e.g., industrial robots should be making mobile robots).

We also examined the prospective benefits to the Joint Warfighting Counterfire System (JWCS) of mobile robotic platforms. The **integrated JWCS-robot system would be ideal** for the JWCS mission. The system would be more complex and (initially) more costly than conventional manned platforms, but it would reduce casualties (now a primary metric) and likely improve the probability of successful missions. A number of **existing robotic platforms** can be used in a development program.

CONCLUSIONS AND RECOMMENDATIONS

Key issues in the commercialization of mobile robots are:

- ☐ Key technologies – especially for killer apps - need further development.
- ☐ Suitable technology exists for some robotics products for selected markets.
- ☐ Need standardization, modularity, and software tools.
- ☐ Insufficient focus on marketing and sales.
- ☐ Insufficient attention to customer's needs and wants.
- ☐ Insufficient gains in convenience or efficiency from robotics products.
- ☐ Inefficient production processes; production costs too high, quality poor.
- ☐ Insufficient long-term capital investment.
- ☐ Excessive hype and overselling robotics products.
- ☐ Insufficient focus on targeted market niches.
- ☐ Need new customer options, such as leasing.
- ☐ Robotics companies need to be less academic and more business-like.
- ☐ Insufficient successful extant business plans, for successful commercial mobile robotics companies, for others to emulate.

We **recommend** that DARPA:

- ☐ **Convene a workshop** of international **robotics experts** and **investors** to discuss the above – and any other – issues in the commercialization of mobile robotics. Also, **workshops** can be employed to examine ways to **prevent or mitigate product liability** (in conjunction with insurance companies and trade associations); to determine **requirements** from the military services (needs and wants) and to **provide information** to the services about **commercially available robots** that can be used off-the-shelf (or nearly so) for military applications; and to examine ways to **bridge the gap** the **academic and commercial** robotics worlds.
- ☐ **Support robot competitions,** such as high school and college teams competing to demonstrate specified robot behaviors; or open competitions of *autonomous* (not teleoperated) **battle-bots or service robots**; or perhaps a **robot "decathlon"** demonstrating a spectrum of behaviors suitable for **homeland defense**. The **"great race"** for autonomous ground vehicles, currently contemplated by DARPA and as

offering ample awards (e.g., $5 million) to attract serious and capable competitors, can be an annual event.

- ☐ **Investigate** current robotic technology and systems suitable for **homeland defense** applications which can benefit from commercialization (e.g., security, law enforcement, inspection). For **example:** Issue requests for proposals to build prototype systems for dual purpose (civil and military) mobile robotic systems (such as autonomous construction vehicles; and platforms for hazardous (biochemical, security) environments)
- ☐ **Investigate areas of opportunity** not currently being addressed by commercial or government programs and explore **collaborative activities** with **foreign governments and companies** in high technology areas relevant to robotics.
- ☐ Continue to monitor **progress in the commercialization** of mobile robotics and provide suitable assistance as necessary.
- ☐ Support **visionaries in small robotics** companies, not just large aerospace companies.
- ☐ Increase funding for **robotics R&D** especially in: low-cost sensors and sensor processing; batteries and portable power supplies; mobility of small robots (perhaps zoomorphic robots) in difficult terrain (e.g., rubble).
- ☐ Identify near-term **practical applications** for robots that have **not yet been discerned** (i.e., manual tasks which can be done faster, better, cheaper).
- ☐ Create a **comprehensive robot development environment** (e.g., **toolkits** for: software, sensors, processors, platforms, models and simulations, as well as instrumented test facilities).

Robotics Career Overview

R. Martin Spencer
President/CEO, GeckoSystems, Inc.

Summary:

R. Martin Spencer is President and CEO of GeckoSystems, Inc., a mobile service robot (MSR) company in Conyers, Ga. and lead inventor of their product line of MSR's. As such, Spencer is responsible for all areas of new product development including; artificial intelligence software and hardware integration, RF communications, self-mapping and path planning software, multiple (IR, sonar, machine vision) sensor systems utilizing sensor fusion, identifying subsumptive robot behaviors for cognitive navigation for current and upgraded robot products, and determining level of autonomy achieved vis a' vis level of autonomy capable. Spencer has extensive experience in the areas of industrial and personal robotics and consumer electronics.

Prior to founding GeckoSystems, he consulted regarding sales and marketing for Hobby Robot Co., a personal robot firm in the mid '80s. He was Director of Marketing for a spaceflight robotic actuator company, Schaefer Magnetics, Inc. He was also a senior Manager, Diversification and Strategic Planning, for Hughes Aircraft Corporation in the area of advanced robotic laser rangefinder automotive cruise control systems. He has been quoted in numerous publications because of his vast expertise in robotics, including: *New Scientist, Scientific American, Forbes,* and *Popular Mechanics.*

Robot related education:

- Electrical Engineering student, University of Missouri-Rolla, 1966-1969, 1972
- Aircraft Electrician/Instrument Repairman, U.S. Army, 1969-1971
- BS-Mathematics, Minors in Physics and Marketing, Georgia State University, 1982
- Certification from the Institute of Electrical and Electronics Engineers in Robotics, "The Past is Prologue"
- Certification from General Electric's Robotics and Vision Systems in "Industrial Robotics Applications"
- Executive Masters in Business Administration, Georgia State University, 1987

Robot related personal activities:

- Designed, built numerous tele-operated personal robots in the early '60s.
- Vice President of Atlanta Robot Club, 1984
- President of Atlanta Robot Club, 1985
  - Managed, promoted robot contests
  - Assisted in personal robot development

Industrial robotics research and development supported:

- IBM's R&D for first commercial, industrial robot, the Enterprise.
- General Electric's R&D for cloning of Hitachi's P-50 industrial robot.
- Texas Instruments' R&D for 5th generation industrial robots.
- Hathaway Instruments' R&D for advanced robotic actuators.
  - Developed high density, high torque world class Hathaway/Harmonic Drive actuator
- Honeywell's Sperry Flight Systems' R&D for space flight robotic actuators.

Academic robotics research and development supported:

- Florida Institute of Technology
- University of Florida, Gainesville
  Investigated theoretical inherent error (TIE) of harmonic drives. Significant issue in robotic system accuracy.
- Georgia Institute of Technology
  Industry consortium of IBM, Texas Instruments, General Dynamics, General Electric, etc. to investigate real time management of a high speed flexible robot arm.
  Initiated, supported several graduate level projects in advanced robotic actuator and system design.
- Clemson University
  Initiated research and development resulting in an advanced DC brushless motor/harmonic drive actuator design. Other robotics research initiated, supported resulted in Masters' thesis on the TIE of harmonic drives.
  Instrumental in development of first two-legged walking robot in the world, CURBi. Sponsored by Savannah River Nuclear Facility. Introduced at the Machine Design Show, McCormick Place, Chicago, March 1987

Career related robotics positions:

- Consultant, Sales and Marketing, Hobby Robot, Inc.
  Inventors of the SmartRabbit personal robot.

- Regional Manager, Harmonic Drive Division of Emhart Corp.
  Supported numerous advanced robotic systems research and development projects.

- Director of Marketing, Schaefer Magnetics, Inc.
  Supported aerospace robotics systems development for space flight applications.

- Manager, Diversification and Strategic Planning; Hughes Aircraft Corp.
  Supported robotic systems development (laser based vision systems) for General Motors.

- Vice President, General Manager; Cosmos International, Inc.
  Supported advanced WAN management software development for the Internet.

- Founder, President/CEO; GeckoSystems, Inc.
  Inventors of the CareBot, SecurityBot, SuperVacBot, DocBot MSR's
  Developers of advanced Artificial Intelligence "GeckoBrain" navigation robot software.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Conyers, State of Georgia on the 19th day of November, 2003.

GECKO SYSTEMS OF GEORGIA, INC.

By: R. M. Spencer

R. Martin Spencer
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: R. M. Spencer

R. Martin Spencer
Chief Executive Officer and Director

Date: 11/22/03

By: Elaine G. Spencer

Elaine G. Spencer
Chief Financial Officer and Director

Date: 11/22/03

By: Edmond L. Lamb

Edmond L. Lamb
Chairman of the Board and Director

Date: 11/20/03